Anteon International CORP

Providing Solutions, Producing Results


LOGISTICS MODERNIZATION
MISSILE DEFENSE
GLOBAL INTELLIGENCE SYSTEMS
WEAPONS SYSTEMS
TRAINING & SIMULATION
CREDENTIAL CARDS
RESPONSE



FOCUSING ON OUR NATION'S PRIORITIES

Anteon Capabilities

THE RIGHT SOLUTIONS FOR OUR CUSTOMERS

At Anteon, our success is based on our customers' success. We make our customers' challenges our own and apply the right combination of technical competencies and domain knowledge to meet our customers' needs.

As a result, we build on our expertise and know-how to create innovative solutions to further improve our capabilities. This continuous quality improvement process is how we operate and improve our services.

MISSION AREAS THAT HAVE AN IMPACT

Anteon is a diverse company. We offer a full range of information technology and systems engineering skills and provide our customers with specialized services in:

- Global Intelligence Systems
- Missile Defense
- Weapons Systems Modernization
- Secure Identification and Access Control Solutions
- Logistics Modernization
- Emergency Response Services
- Training and Simulation



($ in millions)
27% Total CAGR*
16% Organic CAGR**
$401
$543
$715
$826
$1,042
'99
'00
'01
'02
'03
REVENUE GROWTH



($ in millions)
53% CAGR
$15.3
$21.0
$26.9
$64.4
$84.1
'99
'00
'01
'02
'03
OPERATING INCOME



3.8%
3.9%
3.8%
7.8%
8.1%
'99
'00
'01
'02
'03
OPERATING INCOME MARGIN

*Compound Annual Growth Rate

**Organic growth is the increase in revenues excluding the revenues associated with acquisitions, divestitures, and closures of businesses in comparable periods.

Anteon
Solutions & Services

91% percent of our 2003 revenue derived from the Department of Defense, the Intelligence Community, and the Department of Homeland Security.

Global Intelligence Systems		*Our global command, control and communication systems provide interoperability for NATO and the coalition of countries fighting the war on terrorism.*	
Missile Defense	15+ Years		*We are the Navy's prime contractor for engineering design.*
Weapons Systems Modernization	 *		*We upgrade and modernize systems to support the nation's major transformation initiatives.*
Secure Identification and Access Control Solutions	*Anteon has an important footprint in border security.*		*We have delivered more than 20 million credential cards for DoD and DHS.*
Logistics Services		*We developed the logistics management system for the Air Force's global shipping system.*	 **
Training and Simulation	*We developed and delivered mobile urban combat training centers to Afghanistan and Kuwait.*		
Emergency Response		$8B	*This Anteon-developed system has processed more than $8 billion in FEMA disaster relief.*
Anteon International	27 Years	NYSE: **ANT**	7,600 Employees

*Image from news.navy.mil
**Tech. Sgt. Brian Davidson

We Are **Anteon**

We provide information technology solutions, and systems engineering and integration services to the United States Government and other clients. Our mission is focusing on our nation's priorities. Building intelligence systems. Transforming the military. Securing our borders and points of entry. Warfighter training. Homeland security. Defending our citizens.

These national priorities are our areas of existing strength. We have more than a quarter century of experience, a reputation for innovation, and an extraordinarily talented employee base. Our corporate history, and across-the-board increases in the federal budget for priority programs, point to a bright future for Anteon. We are well positioned as a mission-critical services provider to contribute to the nation's security and transformation efforts, and will continue to grow our business in these areas.

RESULTS THAT MATTER

	2003	2002	2001	2000	1999
Consolidated Reported Results *(dollars in thousands)*					
Revenues	**$1,042,474**	$ 825,826	$ 715,023	$ 542,807	$ 400,850
Operating Income	**84,113**	64,394	26,865	21,038	15,330
Net Income/(Loss)	**36,190**	26,444	(82)	(5,290)	(1,527)
Total Assets	**479,280**	364,692	306,651	324,423	278,691
LT Debt (Includes Current Portion)	**158,776**	105,701	202,905	237,695	212,301
Debt-to-Capital Ratio*	**33.1%**	29.0%	66.2%	73.3%	76.2%
Number of Employees	**7,600**	5,800	5,400	4,800	3,300
Total Estimated Remaining Contract Value	**5,610,000**	4,287,000	3,526,000	2,868,000	2,121,000

**Debt-to-Capital Ratio is equal to long-term debt divided by total assets.*

Performance

"Team" Anteon has a strong financial record. 2003 revenues were $1.042 billion, reflecting a growth rate of 26.2% over 2002 revenues of $825.8 million and an organic growth rate of 16.2%. Operating income was $84.1 million, an increase of 30.6% from $64.4 million in 2002. Fully diluted pro forma earnings per share were $1.17*.

**Pro Forma adjustments are made for costs associated with our secondary offering and the refinancing of our senior subordinated notes.*


($ in billions)
1999–2003 CAGR 27.5%
Dec '03 ERCV = 5.4x 2003 Revenue
$2.1
$2.9
$3.5
$4.3
$5.6
'99
'00
'01
'02
'03
ESTIMATED REMAINING CONTRACT VALUE (ERCV)


3,300
4,800
5,400
5,800
7,600
'99
'00
'01
'02
'03
NUMBER OF EMPLOYEES


$0.19
$0.21
$0.22
$0.24
$0.25
$0.28
$0.32
$0.33
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Q4 '03
PRO FORMA EARNINGS PER SHARE



FREDERICK J. ISEMAN
Chairman of the Board

JOSEPH M. KAMPF
President and CEO

Letter to Shareholders

DEAR FELLOW SHAREHOLDERS,

Buoyed by their exceptional success in 2003, our 7,600 "Team" Anteon employees marched into 2004 anxious to mark another record year. We expect they will successfully capitalize on our strong year-end 2003 new business pipeline and outstanding positioning in the marketplace. Our goal of becoming the first pure-play federal technology services company in the top tier of our market space is well within our reach.

2003 HIGHLIGHTS

2003 was a record-setting year for Anteon, another in our long track record of strong organic growth, continuously improving profitability and industry leading returns on invested capital and shareholders' equity. We expect these attributes of our business model to continue in 2004 and beyond. We are confident that Anteon has the right strategy, skills, commitment, and optimal market positioning to realize its aspirations as a company.

Anteon is successful because it supports mission-critical programs that directly support U.S. national priorities.

2003 HIGHLIGHTS INCLUDE:

- Exceeded $1 billion in revenue, a ten-fold increase over our 1996 revenue, when the current strategy began;
- New orders totaled more than $1.8 billion, including four contract awards each over $100 million;
- *More than $5.6 billion in total estimated remaining contract value,* and $3.5 billion in proposals under evaluation, by customers, at year-end;
- Took advantage of favorable conditions in the capital markets to provide the company with significant growth capacity at favorable rates; and
- Acquired and integrated Information Spectrum, Inc. (ISI), our sixth, and one of our largest acquisitions.

Anteon is successful because it supports mission-critical programs that directly support U.S. national priorities. National priorities remain focused on homeland security and defense of our citizens and assets worldwide. Every day, "Team" Anteon personnel, around the globe, support warfighters engaged in regional conflicts, and programs related to the global war on terrorism, homeland defense, and the transformation of our armed forces from platform-centric to information-centric organizations.

The Department of Defense (DoD) transformation efforts and the war on terrorism continue to demand not only combat capability, but also increased intelligence resources, wartime coordination with coalition forces, rebuilding infrastructure services, and greater reliance on our National Guard and Reserve units to meet our global commitments. Anteon is highly qualified and well positioned to provide key support in each of these areas as the following 2003 accomplishments illustrate:

- Anteon developed and delivered a mobile training system for Military Operations on Urban Terrain (MOUT) to U.S. troops in Kuwait prior to their deployment to Iraq. A second mobile training system was delivered to Afghanistan.
- The company deployed an Anteon-developed mission rehearsal system to all U.S. Navy aircraft carriers to support air strike mission planning in support of Operation Iraqi Freedom. Aircrews cited the realistic simulation as a key to their success.
- We designed and deployed global intelligence systems across our military services and our coalition partners, providing an integrated information sharing capability for the war on terrorism.
- We assumed responsibility for conducting key U.S. Army unmanned aerial vehicle operations and maintenance training.
- We expanded our effort to provide pre- and post-mobilization training to all 15 National Guard brigades across our nation.
- Anteon brought the number of tamper-proof border crossing and permanent resident visa cards delivered to the Department of Homeland Security and DoD to more than 20 million; and provided 1,000 optical card readers and biometric verification systems to the U.S. VISIT Program Office to secure key ports of entry into the United States.

With our May 2003 acquisition of ISI, Anteon positioned itself squarely in the eye of our nation's secure borders and biometrically-enabled credential card requirements.

We are global, technologically comprehensive, and highly responsive to our customers' requirements. The delivery of the MOUT system to Kuwait, for example, was accomplished within ninety days of receiving the order. Through efforts such as this, Anteon has established a reputation as a key "go to" provider of critical solutions in support of our nation's mission priorities.

With our May 2003 acquisition of ISI, Anteon positioned itself squarely in the eye of our nation's secure borders and biometrically-enabled creden-tial card requirements. We believe this market will explode globally over the next few years and our prime contractor status on the U.S. Border Crossing and Permanent Resident Visa programs positions us to capitalize on future opportunities.

LOOKING AHEAD

Our goal is to become the first pure-play, federal services company in the top tier of our market space. We are making significant strides toward that goal, including our demonstrated ability to bid for, and win, larger contracts. Our overall strategy is based on several key elements:

- Continue organic revenue and net income growth, at double digit rates.
- Focus on national priority missions within the broadest addressable market to include: global intelligence systems; missile defense; logistics modernization; simulation and training; secure credential cards; emergency response; and, weapons systems modernization.
- Continue to generate industry leading returns on invested capital (ROIC) and return on equity (ROE), through prudent balance sheet management.
- Build alliances with major global technology leaders. These alliances allow us to team for, and win, ever-larger contract opportunities.
- Continue to conduct disciplined searches for strategic acquisitions that can be integrated to fuel future organic growth.

Anteon strengthened its leadership team during the year with the addition of two senior executives. S. Daniel Johnson joined as Chief Operating Officer from BearingPoint, where he was head of the company's Public Sector Group. Charles S. Ream took over as Chief Financial Officer following a distinguished career with Newport News Shipbuilding, Raytheon Corporation, and Hughes Aircraft Company. Both bring a wealth of experience and a "fresh look" to the company's rigorous strategy creation/execution process.

In a recent edition of *New York Stock Exchange Magazine*, our Chief Executive asserted that every company's board should have a strategy committee. Such a committee, composed of board members with in-depth knowledge of the company's marketplace, provides assurance to board members and shareholders alike, that management has settled on the right strategies before committing resources. An independent strategy committee is ideally suited to provide an objective view of how to contain risk and maximize returns, two critical elements of ROE.

Our goal is to become the first pure-play, federal services company in the top tier of our market space.



from left: Mark Heilman, Joseph Kampf, Charles Ream, S. Daniel Johnson, Seymour Moskowitz

Anteon's strategy committee is composed of nationally recognized individuals including former Secretary of Defense, Dr. William J. Perry, and former Chairman of the Joint Chiefs of Staff, General Henry Hugh Shelton. The committee's rigorous review process ensures that company strategy has been forged by fire, prior to investing in execution, and that's good. Our long-term, multi-part strategy, designed to capture increased market share and maximize ROE has proven successful and remains valid today.

OUR FOCUS ON ETHICS AND CORPORATE GOVERNANCE

At Anteon, our business goals have always been underwritten by our strong commitment to high ethical standards. Our Code of Business Ethics and Conduct is applicable to all Anteon employees, officers and directors and anyone else representing the company. Each member of "Team" Anteon is required to provide a written certification annually, that they have received and read the Code of Conduct and have acted, at all times, in a responsible, legal and ethical manner.

We have also closely monitored our compliance with the new laws and regulations enacted to set higher standards of business ethics and corporate accountability. In response to this call for heightened corporate governance, we have been proactive in ensuring that we are meeting or exceeding these new federal and state requirements, as well as the recently revised listing standards of the New York Stock Exchange. We will accept nothing less than total compliance. We encourage you to visit the Corporate Governance page on our website, where we have made available the charters of the committees of our Board of Directors, our Code of Conduct, and other key corporate governance documents, so that you may understand our enduring commitment to ethics, integrity and accountability.

In closing, we would like to thank and congratulate all who worked diligently to make 2003 a truly remarkable growth year for Anteon. We look forward to achieving greater heights in 2004.

FREDERICK J. ISEMAN
Chairman of the Board

JOSEPH M. KAMPF
President and Chief Executive Officer

Anteon: In Support of Our National Priorities

Programs in the national security interest are our top priority.

SECURING OUR BORDERS

Border security is a critical challenge for our nation. Our citizens depend on our ability to check, validate and account for all foreign nationals entering or exiting the United States. Detection of visitors using fraudulent or altered credentials is essential to our security. The responsibility for this mission-critical task falls to the Department of Homeland Security (DHS). Anteon is the prime contractor for secure identification and access control cards for the DHS U.S. VISIT program office. We have delivered more than 20 million machine-readable, tamper-proof, and biometrically-enabled permanent resident visa and border crossing credential cards for crossing points at our Mexican and Canadian borders. These credential cards are based on a proprietary optical-laser technology and are among the most secure cards in use today. The DHS U.S. VISIT program is a multi-billion dollar effort focused on the long-term technical solution for border protection and control. During 2003, Anteon responded to this challenge by expanding its technical competencies to position the company as a long-term supplier of this technology to the DHS U.S. VISIT program.

RESPONDING TO NATIONAL DISASTERS

The Federal Emergency Management Agency (FEMA) has used our National Emergency Management Information System (NEMIS) to address the varying challenges of all of our nation's natural and man-made disasters since 1999. Since deployment of the system, FEMA has processed more than $8 billion in disaster assistance. We continue to provide 24x7 mission support to this highly complex software system that includes a web-based, reference library and a web-based image storage and retrieval system. We have continued to enhance this capability by adding new functionality while sustaining nationwide operational capability. NEMIS provides vital links for thousands of desktop and mobile computing clients around the nation and connectivity with ongoing E-Gov related initiatives.

SHARING INTELLIGENCE

Linked Operations Intelligence Centers Europe (LOCE), one of Anteon's premier programs, is a technological leader in meeting the goals of the U.S. Government in the area of information sharing. LOCE facilitates interoperability with NATO headquarters and subordinate military commands, as well as with all NATO nations. LOCE provides near-real-time correlated situation and order of battle information for threat analysis, target recommendations, indications and warning, and queuing of collection assets. Anteon has played a major role in supporting and serving LOCE and has helped LOCE become one of the most widely used C4I information systems within the U.S.-NATO operations-intelligence community.

A STEADFAST DEDICATION TO THE MISSION

Through our focus on national priority DoD and DHS programs, Anteon supports client missions to protect the homeland and win the war on terrorism.







*Master Sgt. Jim Varhegyi

CONTINUING TO BUILD ON OUR CORE STRENGTHS

[illegible] expertise in weapons systems, logistics modernization [illegible] training and readiness of operational [illegible] are essential elements in the military transformation.







Supporting Military Transformation

"...Therefore, we must transform the U.S. Armed Forces so that they can deter and defend against the emerging threats of the 21st century."—*Office of the Secretary of Defense.*

Throughout the past decade, Anteon has been a key partner in supporting these vital transformation initiatives.

LOGISTICS MODERNIZATION

Today's front-line warfighters have an impressive array of sophisticated, state-of-the-art weapons systems and battle capabilities at their disposal to conduct actions against our enemies. Anteon's logisticians and information engineers are experts in logistics modernization, automated information systems, systems migration, and systems integration. Anteon's team, supporting the U.S. Army's Combat Service Support Battlelab, researches and evaluates emerging logistics processes, develops future logistics technologies and concepts, and deploys combat-tested systems to support our warfighters around the globe. As our military continues its transformation to the future, Anteon will be on the forefront, increasing the efficiency and effectiveness of the military's worldwide distribution systems.

Anteon developed the Air Force's Cargo Movement Operation System (CMOS) and installed it in 232 locations around the world. This system integrates computer hardware, software, and communications devices into networks that enter, process, retrieve, and transmit transportation data. CMOS allows U.S. Air Force transporters to go to war using the same procedures trained on in peacetime. Once again, Anteon is ensuring that our warfighters have what they need to complete their mission.

Anteon's Joint Logistics Warfighting Initiative (JLWI) also facilitates the logistics transformation process and improves service readiness by enhancing responsiveness in a wireless environment. JLWI has earned its stripes in the nation's global war on terrorism with the U.S. Army and U.S. Marine Corps in Iraq, Afghanistan, Uzbekistan, Qatar, and Kuwait.

TRAINING AND SIMULATION

Anteon's Military Operations on Urban Terrain (MOUT) training system provides fixed-site and mobile opportunities to observe military, counter-terror, or first responder units in fully instrumented urban surroundings. With a fully digital After-Action Reporting Capability, MOUT captures team actions in a realistic environment for replay, discussion, and post-action training. MOUT has been used to train Special Forces, SWAT teams, and other first responders. Anteon's Mobile MOUT has been deployed by the Army to Kuwait and Afghanistan, and systems are being prepared for Iraq where they will keep American Forces ready for counter-terror missions in the global war on terrorism.

Anteon People

In 2003, "Team" Anteon grew significantly. Our acquisition of Information Spectrum, Inc. brought our employee complement to more than 7,600 strong.

THE "TEAM" ANTEON CULTURE

While many companies talk of team spirit, we live it every day through the "Team" Anteon culture. Much more than words, teamwork at Anteon is an affirmation that true success in the marketplace comes from thinking, planning, and executing as a team. This culture permeates the working environment and applies to co-workers, as much as it does to our industry partners, and ultimately, Anteon's customers. We recognize that much more value can be created in any personal or business relationship when the underlying foundation is to team for success.

"TEAM" ANTEON AS A FORCE MULTIPLIER

Subscribing to a team culture provides significant value to every task we undertake. For example, in 2000, Anteon was awarded a contract to provide global simulation, training and instrumentation services for the U.S. Army and the Joint Command community. We have grown this eight-year contract from an initial estimated value of $126 million and 173 employees to an estimated value of more than $800 million and more than 700 employees. This tremendous growth is attributable to our team collaboration across the entire Anteon business enterprise and our exemplary commitment to customer satisfaction.

Our collaborative culture is also the key, underpinning the significant value we realize from each and every new acquisition. Throughout the acquisition process, from due diligence to final integration, we work as a team. Employees from newly acquired companies find themselves working shoulder to shoulder with their Anteon colleagues to grow their business. We share processes, knowledge, resources and energy to make the organization much stronger and more successful than the sum of its parts.

Ours is an environment where Anteon employees feel no task is out of reach or unachievable. Empowered by solid support from their Anteon teammates, employees leverage their collective capabilities, experience and ideas to contribute significantly to their customers' success, Anteon's future growth, and their own professional development. During 2003, Anteon added more than 1,800 members to its team. They will surely be a force multiplier for our customers in the accomplishment of their mission-critical tasks.

IT'S ALL IN THE "TEAM"

Our goal is to provide the best possible customer service at the best value. Because exceeding customer expectations is our culture, we sustain a high rate of customer satisfaction, winning re-competes and new business. Our team approach to addressing challenges and creating innovative solutions is the foundation of our company.





ANTEON IS COMMITTED TO QUALITY





Our Software Solutions Center has achieved Software Engineering Institute CMM Level 3 certification and many of our facilities have earned ISO 9001 certification. These certifications demonstrate our commitment to using proven processes and procedures for developing high quality, reliable, and cost-effective solutions.



Selected Financial Data

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. These results are not necessarily indicative of the results that may be expected for any future period and are not comparable between prior periods as a result of business acquisitions consummated in 1999, 2000, 2001, and 2003. Results of operations of these acquired businesses are included in our consolidated financial statements for the periods subsequent to the respective dates of acquisition.

You should read the selected consolidated financial data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes thereto appearing elsewhere in the annual report, and "Item 1. Business" as described in Form 10-K on file with the SEC.

	Year Ended December 31,				
(in thousands, except per share data and percentages)	**2003**	2002[a]	2001[a]	2000	1999[a]
Statements of operations data:					
Revenues	**$1,042,474**	$825,826	$715,023	$542,807	$ 400,850
Costs of revenues	**897,264**	711,328	627,342	474,924	353,245
Gross profit	**145,210**	114,498	87,681	67,883	47,605
General and administrative expenses, including acquisition related costs	**58,647**	48,197	51,442	38,592	27,926
Amortization of noncompete agreements	**101**	—	349	866	909
Goodwill amortization	—	—	6,704	4,714	3,440
Other intangibles amortization	**2,349**	1,907	2,321	2,673	—
Operating income	**84,113**	64,394	26,865	21,038	15,330
Other Income	—	417	—	—	—
Gains on sales and closures of business	—	—	4,046	—	—
Gains on sales of investments and other, net	—	—	—	—	2,585
Secondary offering expenses	**852**	—	—	—	—
Interest expense, net of interest income	**24,244**	21,626	26,353	26,513	19,002
Minority interest in (earnings) losses of subsidiaries	**(54)**	(18)	(38)	32	(39)
Income (loss) before provision for (benefit from) income taxes	**58,963**	43,167	4,520	(5,443)	(1,126)
Provision for (benefit from) income taxes	**22,773**	16,723	4,602	(153)	401
Net income (loss)	**$ 36,190**	$ 26,444	$ (82)	$ (5,290)	$ (1,527)
Basic earnings (loss) per common share	**$ 1.04**	$ 0.82	$ (0.01)	$ (0.22)	$ (0.06)
Weighted average shares outstanding	**34,851**	32,163	23,787	23,787	23,785
Diluted earnings (loss) per common share	**$ 0.98**	$ 0.78	$ (0.01)	$ (0.22)	$ (0.06)
Weighted average shares outstanding	**36,925**	34,022	23,787	23,787	23,785
Other data:					
EBITDA[b]	**$ 90,097**	$ 70,994	$ 47,357	$ 36,347	$ 25,978
EBITDA margin[c]	**8.6%**	8.6%	6.6%	6.7%	6.5%
Cash flow from (used in) operating activities	**$ 37,443**	$ (1,722)	$ 37,879	$ 17,101	$ 11,767
Cash flow from (used in) investing activities	**(95,431)**	(1,423)	(1,707)	(28,912)	(111,672)
Cash flow from (used in) financing activities	**55,810**	5,481	(35,676)	12,036	100,957
Capital expenditures	**3,049**	3,225	2,181	6,584	4,761

(continued)

Selected Financial Data *(continued)*

Balance sheet data (as of December 31):					
Current assets	**$ 244,591**	$208,396	$144,418	$148,420	$ 118,583
Working capital[d]	**105,287**	80,390	27,559	56,841	48,818
Total assets	**479,280**	364,692	306,651	324,423	278,691
Long-term debt, including current portion	**158,776**	105,701	202,905	237,695	212,301
Stockholders' equity (deficit)	**174,492**	128,829	(3,442)	(1,576)	3,672

(a) On January 1, 2003, we adopted SFAS No. 145, and as a result, reclassified $4.2 million ($2.6 million net of tax) of losses, $519,000 ($330,000 net of tax) of gains and $772,000 ($463,000 net of tax) of loss previously recorded as extraordinary items in 2002, 2001 and 1999, respectively, to interest expense, net of interest income. Additionally, the tax impact as a result of the reclassifications has been adjusted in the tax provision amounts shown.

(b) "EBITDA", as defined, represents income before income taxes, plus depreciation, amortization and net interest expense. EBITDA is a supplemental financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with accounting principles generally accepted in the United States of America, "GAAP"). We believe that EBITDA is a useful supplement to net income and other income statement data because it is used by some investors in understanding and measuring a company's cash flows generated from operations that are available for taxes, debt service and capital expenditures. However, all companies do not calculate EBITDA in the same manner, and as a result, the EBITDA measures presented may not be comparable to similarly titled measures of other companies. The computations of EBITDA are as follows:

	Year Ended December 31,				
($ in thousands)	**2003**	2002	2001	2000	1999
Net income (loss)	**$36,190**	$26,444	$ (82)	$ (5,290)	$ (1,527)
Provision for (benefit from) income tax	**22,773**	16,723	4,602	(153)	401
Interest expense, net of interest income	**24,244**	21,626	26,353	26,513	19,002
Depreciation	**4,440**	4,294	7,110	7,024	3,753
Amortization	**2,450**	1,907	9,374	8,253	4,349
EBITDA	**$90,097**	$70,994	$47,357	$36,347	$25,978
Secondary offering expenses	**852**	—	—	—	—
Adjusted EBITDA[e]	**$90,949**	$70,994	$47,357	$36,347	$25,978
Net income (loss)	**3.5%**	3.2%	(0.1%)	(1.0%)	(0.3%)
EBITDA margin[c]	**8.6%**	8.6%	6.6%	6.7%	6.5%
Adjusted EBITDA margin[f]	**8.7%**	8.6%	6.6%	6.7%	6.5%

(c) EBITDA margin represents EBITDA calculated as a percentage of total revenues.

(d) Working Capital is equal to current assets minus current liabilities.

(e) Adjusted EBITDA is presented herein because we believe it to also be relevant and useful to our investors. Adjusted EBITDA represents EBITDA plus the additional costs associated with the secondary offering.

(f) Adjusted EBITDA margin represents Adjusted EBITDA calculated as a percentage of total revenues.

Reconciliation Between Pro Forma EPS and Reported EPS

For the Years Ended December 31, 2003 and 2002

(in thousands, except EPS)	**2003**	2002
Net income	**$36,190**	$26,444
Basic shares	**34,851**	32,163
Diluted shares	**36,925**	34,022
Reported basic EPS	**$ 1.04**	$ 0.82
Reported diluted EPS	**0.98**	0.78
Less: Gain on sale of discontinued operations	—	88
Add: Tax adjusted interest expense from IPO	—	5,097
Add: Tax adjusted refinance charges	**6,289**	—
Add: Secondary offering expenses	**852**	—
Pro forma net income	**$43,329**	$31,453
Basic shares	**34,851**	33,975
Diluted shares	**36,925**	36,524
Pro forma basic EPS	**$ 1.24**	$ 0.93
Pro forma diluted EPS	**1.17**	0.86

Operating Income Margin

($ in thousands)	**2003**	2002	2001	2000	1999
Operating income	**$ 84,113**	$ 64,394	$ 26,865	$ 21,038	$ 15,330
Revenues	**1,042,474**	825,826	715,023	542,807	400,850
Operating income margin	**8.1%**	7.8%	3.8%	3.9%	3.8%

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this filing. Some of the statements in the following discussion are forward-looking statements. See "Forward-Looking Statement" as described in Form 10-K on file with the SEC.

General

We are a leading provider of information technology solutions and systems engineering and integration services to government clients as measured by revenue. We design, integrate, maintain and upgrade state-of-the-art information systems for national defense, intelligence, emergency response and other high priority government missions. We also provide many of our government clients with the systems analysis, integration and program management skills necessary to manage their mission systems development and operations.

We have a broad client and contract base and a diverse contract mix. We currently serve over 1,000 U.S. federal government clients in more than 50 government agencies, as well as state and foreign governments. For the year ended December 31, 2003, approximately 88% of our revenue was derived from contracts with the DoD and intelligence agencies, and approximately 10% from civilian agencies of the U.S. federal government. For the year ended December 31, 2003, approximately 89% of our revenue was from contracts where we were the lead, or "prime," contractor. Our diverse contract base has approximately 500 active contracts and more than 3,600 active task orders. For the year ended December 31, 2003, our largest contract or task order accounted for approximately 7% of our revenues. We have a diverse mix of contract types, with approximately 38%, 32%, and 30% of our revenues for the year ended December 31, 2003 derived from time and materials, cost-plus and fixed price contracts, respectively. In addition, we generally do not pursue fixed price software development contracts that may create financial risk. Additionally, we have contracts with an estimated remaining contract value of $5.6 billion as of December 31, 2003, of which $661.1 million is funded backlog. Our contracts have a weighted average term of approximately seven years. From December 31, 1999 to December 31, 2003, our estimated remaining contract value increased at a 28% compound annual growth rate.

Description of Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates including those related to uncollected accounts receivable and other contingent liabilities, revenue recognition, goodwill and other intangible assets. Management bases its estimates on historical experience and on various other factors that are believed to be reasonable at the time the estimates are made. Actual results may differ from these estimates under different assumptions or conditions. Management believes that our critical accounting policies which require more significant judgments and estimates in the preparation of our consolidated financial statements are revenue recognition, costs of revenues, goodwill impairment, long-lived assets and identifiable intangible asset impairment and business combinations.

Revenue Recognition

During the year ended December 31, 2003, we estimate that approximately 98% of our revenues were derived from services and approximately 2% from product sales. Services are performed under contracts that may be categorized into three primary types: time and materials, cost-plus reimbursement and firm fixed price. Revenue for time and materials contracts is recognized as time is spent at hourly rates, which are negotiated with the customer. Time and materials contracts are typically more profitable than cost-plus contracts because of our ability to negotiate rates and manage costs on those contracts. Revenue is recognized under cost-plus contracts on the basis of direct and indirect costs incurred plus a negotiated profit calculated as a percentage of costs or as performance-based award fee. Cost-plus type contracts provide relatively less risk than other contract types because we are reimbursed for all direct costs and certain indirect costs, such as overhead and general and administrative expenses, and are paid a fee for work performed. For cost-plus award fee type contracts, we recognize the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the customer regarding our performance, including any interim performance evaluations rendered by the customer. Revenues are recognized under substantially all fixed price contracts based on the percentage-of-completion basis, using the cost-to-cost method for all services provided. For non-service related fixed price contracts, revenues are recognized as units are delivered (the units-of-delivery method). In addition, we evaluate our contracts for multiple deliverables which may require the segmentation of each deliverable into separate accounting units for proper revenue recognition.

We recognize revenues under our U.S. federal government contracts when a contract is executed, the contract price is fixed and determinable, delivery of the services or products has occurred, the contract is funded and collectibility of the contract price is considered probable. Our contracts with agencies of the U.S. federal government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or ratably throughout the term of the contract as the services are provided. From time to time we may proceed with work based on customer direction pending finalization and signing of contractual funding documents. We have an internal process for approving any such work. All revenue recognition is deferred during periods in which funding is not received. Costs incurred during such periods are deferred if the receipt of funding is assessed as probable. In evaluating the probability of funding being received, we consider our previous experiences with the customer, communications with the customer regarding funding status, and our knowledge of available funding for the contract or program. If funding is not assessed as probable, costs are expensed as they are incurred.

We recognize revenues under our U.S. federal government contracts based on allowable contract costs, as mandated by the U.S. federal government's cost accounting standards. The costs we incur under U.S. federal government contracts are subject to regulation and audit by certain agencies of the U.S. federal government. Historically, contract cost disallowances resulting from government audits have not historically been significant. We may be exposed to variations in profitability, including potential losses, if we encounter variances from estimated fees earned under award fee contracts and estimated costs under fixed price contracts.

Contract revenue recognition inherently involves estimation. Examples of such estimates include the level of effort needed to accomplish the tasks under the contract, the cost of those efforts, and a continual assessment of our progress toward the completion of the contract. From time to time, circumstances may arise which require us to revise our estimated total revenue or costs. Typically, these revisions relate to contractual changes involving our services. To the extent that a revised estimate affects contract revenue or profit previously recognized, we record the cumulative effect of the revision in the period in which it becomes known. In addition, the full amount of an anticipated loss on any type of contract is recognized in the period in which it becomes known.

We generally do not pursue fixed price software development work that may create material financial risk. We do, however, provide services under fixed price labor hour and fixed price level of effort contracts, which represent similar levels of risk as time and materials contracts. Our contract mix was approximately 38% time and materials, 32% cost-plus and 30% fixed price (a substantial majority of which are firm fixed price level of effort) during the year ended December 31, 2003. The contract mix can change over time depending on contract awards and acquisitions. For example, ISI has a higher proportion of cost-plus contracts which we believe provides us with an opportunity, over time, to migrate those contracts to higher margin time and materials and fixed price labor work. Under cost-plus contracts with the U.S. federal government, operating profits are statutorily limited to 15% but typically range from 5% to 7%. Under fixed price and time and materials contracts, margins are not subject to statutory limits. However, the U.S. federal government's objective in negotiating such contracts is to seldom allow for operating profits in excess of 15% and, due to competitive pressures, operating profits on such contracts are often less than 10%.

We maintain reserves for uncollectible accounts receivable which may arise in the normal course of business. Historically, we have not had significant write-offs of uncollectible accounts receivable. However, we do perform work on many contracts and task orders, where on occasion, issues may arise, which would lead to accounts receivable not being fully collected.

Costs of Revenues

Our costs are categorized as either direct or indirect costs. Direct costs are those that can be identified with and allocated to specific contracts and tasks. They include labor, fringe (vacation time, medical/dental, 401K plan matching contribution, tuition assistance, employee welfare, worker's compensation and other benefits), subcontractor costs, consultant fees, travel expenses and materials. Indirect costs are either overhead or general and administrative expenses. Indirect costs cannot be identified with specific contracts or tasks, and to the extent that they are allowable, they are allocated to contracts and tasks using appropriate government-approved methodologies. Costs determined to be unallowable under the Federal Acquisition Regulations cannot be allocated to projects. Our principal unallowable costs are interest expense, amortization expense for goodwill (prior to the adoption of SFAS No. 142 in January 2002), amortization expense for separately identified intangibles from acquisitions, certain general and administrative expenses and, prior to our initial public offering, management fees paid to Caxton-Iseman Capital, Inc., an affiliate of our principal stockholders. A key element to our success has been our ability to control indirect and unallowable costs, enabling us to profitably execute our existing contracts and successfully bid for new contracts. In addition, with the acquisition of new companies, we have been able to manage our indirect costs and improve operating margins by integrating the indirect cost structures and realizing opportunities for cost synergies. Costs of revenues are considered to be a critical accounting policy because of the direct relationship to revenue recognized.

Goodwill Impairment

Goodwill relating to our acquisitions represents the excess of cost over the fair value of net tangible and separately identifiable intangible assets acquired, and has a carrying amount of approximately $212.2 million and $138.6 million as of December 31, 2003 and 2002, respectively. The majority of the increase in goodwill is related to the acquisition of ISI in May 2003. For acquisitions completed prior to July 1, 2001, and until the adoption of SFAS No. 142 on January 1, 2002, goodwill was amortized on a straight-line

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

basis over periods ranging from twenty to thirty years. Determination of the amortization period was dependent on the nature of the operations acquired. Effective January 1, 2002, we adopted SFAS No. 142, and no longer amortize goodwill, but rather test for impairment of our goodwill at least annually using a fair value approach.

We completed our transition analysis under SFAS No. 142 as of June 30, 2002 and our annual impairment analyses as of September 30, 2002 and 2003, noting no indications of impairment for any of our reporting units. As of December 31, 2003, there have been no events or circumstances that would indicate an impairment test should be performed sooner than our planned annual test as of September 30, 2004.

Long-Lived Assets and Identifiable Intangible Asset Impairment

The carrying amount of long-lived assets and identifiable intangible assets was approximately $17.9 million and $12.7 million at December 31, 2003 and 2002, respectively. Of the $17.9 million at December 31, 2003, approximately $7.3 million of the assets are related to our acquisition of ISI. Long-lived assets and identifiable intangible assets, excluding goodwill, are evaluated for impairment when events occur that suggest that such assets may be impaired. Such events could include, but are not limited to, the loss of a significant customer or contract, decreases in U.S. federal government appropriations or funding of certain programs, or other similar events. None of these events occurred for the year ended December 31, 2003. We determine if an impairment has occurred based on a comparison of the carrying amount of such assets to the future undiscounted net cash flows, excluding charges for interest. If considered impaired, the impairment is measured as the amount by which the carrying value of the assets exceeds their estimated fair value, as determined by an analysis of discounted cash flows using a discounted interest rate based on our cost of capital and the related risks of recoverability. During the year ended December 31, 2003, we recognized an impairment charge of approximately $135,000, included in general and administrative expenses, in the accompanying Consolidated Statement of Operations, to write down the carrying value of a building held for sale to its estimated fair market value.

In evaluating impairment, we consider, among other things, our ability to sustain our current financial performance on contracts and tasks, our access to and penetration of new markets and customers and the duration of, and estimated amounts from, our contracts. Any uncertainty of future financial performance is dependent on the ability to maintain our customers and the continued funding of our contracts and tasks by the government. Over the past four years, we have been able to win the majority of our contracts that have been recompeted. In addition, we have been able to sustain financial performance through indirect cost savings from our acquisitions, which have generally resulted in either maintaining or improving margins on our contracts and tasks. If we are required to record an impairment charge in the future, it would have an adverse impact on our results of operations.

Business Combinations

We apply the provisions of SFAS No. 141, *Business Combinations,* whereby the net tangible and separately identifiable intangible assets acquired and liabilities assumed are recognized at their estimated fair market values at the acquisition date. The purchase price in excess of the estimated fair market value of the net tangible and separately identifiable intangible assets acquired represents goodwill. The allocation of the purchase price related to our business combinations involves significant estimates and management judgement that may be adjusted during the allocation period, but in no case beyond one year from the acquisition date. Costs incurred related to successful business combinations are capitalized as costs of business combinations, while costs incurred by us for unsuccessful or terminated acquisition opportunities are expensed when we determine that such opportunities will no longer be pursued. Costs incurred related to probable business combinations are deferred.

On May 23, 2003, we purchased all of the outstanding stock of ISI, a provider of credential card technologies and military logistics and training systems, based in Annandale, Virginia, for a total purchase price of approximately $91.6 million, excluding transaction costs of approximately $737,000. The transaction was accounted for in accordance with SFAS No. 141, *Business Combinations,* whereby the net tangible and identifiable intangible assets acquired and liabilities assumed were recognized at their estimated fair market values at the date of acquisition. The identifiable intangible assets consisted of $4.8 million of contracts and related customer relationships and $500,000 for the value of a noncompete agreement. The value of the contracts and related customer relationships is based, in part, on an independent appraisal and other studies performed by us. At the time of the acquisition, the contracts and related customer relationships had an expected useful life of approximately 5.3 years. The noncompete agreement is being amortized straight-line over the three-year term of the agreement. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets,* goodwill arising from the transaction is not being amortized.

The total purchase price paid, including transaction and other deal related costs, of $92.4 million was allocated to the assets acquired and liabilities assumed as follows (in thousands):

Accounts receivable	$ 22,792
Prepaid and other current assets	764
Property and equipment	3,312
Other assets	120
Current income tax receivable	655
Accounts payable and accrued expenses	(11,186)
Deferred income tax, net	(458)
Deferred revenue	(2,645)
Other liabilities	(558)
Contracts and customer relationships	4,751
Goodwill	74,335
Noncompete agreement	500
Total consideration	$ 92,382

Statements of Operations

The following is a description of certain line items from our Consolidated Statements of Operations.

Revenues for the year ended December 31, 2003 include the operations of ISI for the period beginning May 23, 2003, the date of the acquisition.

Costs of revenues include direct labor and fringe costs for program personnel and direct expenses incurred to complete contracts and task orders. Costs of revenues also include depreciation, overhead, and other direct contract costs, which include subcontract work, consultant fees, and materials. Overhead consists of indirect costs relating to operational managers, rent/facilities, administration, travel and other expenses.

General and administrative expenses are primarily for corporate functions such as management, legal, finance and accounting, contracts and administration, human resources, company management information systems and depreciation, and also include other unallowable costs such as marketing, certain legal fees and reserves.

Amortization expenses relate to the costs associated with goodwill (prior to our adoption of SFAS No. 142 on January 1, 2002) and intangible assets from our acquisitions. These intangible assets represent the fair value assigned to employee workforce as part of our acquisitions of A&T and Sherikon (prior to our adoption of SFAS No. 141 on January 1, 2002) and contract backlog as part of our acquisitions of A&T, Sherikon, SIGCOM Training, and ISI. Amortization expenses also include costs associated with certain noncompete agreements related to the ISI acquisition.

Interest expense is primarily related to our Senior Subordinated Notes due 2009, or the "12% Notes," our term loans and Revolving Credit Facility, our subordinated debt and subordinated convertible promissory notes held by our stockholders prior to their repayment or conversion in connection with our IPO, and other miscellaneous interest costs. In addition, approximately $1.9 million of interest expense for the year ended December 31, 2002 relates to the recognition of previously unrecognized losses from the termination of approximately $30.0 million in interest rate swaps. During the year ended December 31, 2003, in conjunction with our tender offer for our 12% Notes, we incurred approximately $7.2 million of interest expense for the bond premium and consent payment.

Other income is from non-core business items such as gains on the sales and closures of businesses and investments.

Funded Backlog and Estimated Remaining Contract Value

Each year a significant portion of our revenue is derived from existing contracts with our government clients, and a portion of the revenue represents work related to maintenance, upgrade or replacement of systems under contracts or projects for which we are the incumbent provider. Proper management of contracts is critical to our overall financial success and we believe that effective management of costs makes us competitive on price. Historically, we believe that our demonstrated performance record and service excellence have enabled us to maintain our position as an incumbent service provider on more than 90% of our contracts that have been recompeted. We have increased our estimated remaining contract value by approximately $1.3 billion, from $4.3 billion as of December 31, 2002, to $5.6 billion at December 31, 2003, of which approximately $66.1 million was funded backlog as of December 31, 2003. Funded backlog increased approximately $242.9 million to $661.1 million at December 31, 2003, from $418.2 million as of December 31, 2002.

Our estimated remaining contract value represents the aggregate contract revenue we estimate will be earned at a given time over the remaining life of our contracts. When more than one company is awarded a contract for a given work requirement, we include in estimated remaining contract value only our estimate of the contract revenue we expect to earn over the remaining term of the contract. Funded backlog is based upon amounts actually appropriated

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

by a customer for payment for goods and services. Because the U.S. federal government operates under annual appropriations, agencies of the U.S. federal government typically fund contracts on an incremental basis. Accordingly, the majority of the estimated remaining contract value is not funded backlog. Our estimated remaining contract value is based on our experience under contracts and we believe our estimates are reasonable. However, there can be no assurance that our existing contracts will result in actual revenues in any particular period or at all. These amounts could vary depending upon government budgets and appropriations.

In addition, we are periodically asked to work at-risk on projects. At-risk means that the customer has asked us to work, or to continue working, on a project even though there are no funds obligated and released for payment by the customer. In most cases, the government is in the process of funding the contract or tasks and requests that we continue work to avoid disruptions to the project. Historically, we have not recorded any significant write-offs because funding was not ultimately received.

Acquisitions, Divestitures and Business Closures

The following table summarizes our acquisitions, divestitures and business closures.

Name	Status	Acquisition Date	Revenues for the Most Recently Completed Twelve-Month Period Ended Prior to Acquisition
			(in thousands)
Acquisitions			
Vector Data Systems	Acquired	August 1997	$ 35,600
Techmatics	Acquired	May 1998	56,700
Analysis & Technology	Acquired	June 1999	170,400
Sherikon	Acquired	October 2000	62,700
SIGCOM Training	Acquired	July 2001	12,500
ISI	Acquired	May 2003	130,500

Name	Status	Divestiture/ Closure Date	Revenues for the Twelve Months Ended Prior to Divestiture/Closure
			(in thousands)
Divestitures/Closures			
CITE	Sold	June 2001	$ 2,411
IMC	Sold	July 2001	21,710
DisplayCheck	Sold	April 2002	270
STSR	Closed	December 2001	3,427

Acquisitions

In 1996, we were formed by affiliates of and companies managed by Caxton-Iseman Capital, Inc., including Azimuth Technologies, L.P., Azimuth Tech. II LLC and Frederick J. Iseman, which we refer to collectively as the "Caxton-Iseman Stockholders." On April 1, 1996, we acquired all of the outstanding stock of Anteon Virginia (then known as Ogden Professional Services Corporation) from Ogden Corporation in a leveraged transaction. Anteon Virginia provided information technology and network system services primarily to the U.S. government and its agencies. We paid an aggregate consideration of approximately $40.4 million to Ogden, including transaction costs. The acquisition was accounted for using the purchase method of accounting.

Vector Data Systems—On August 29, 1997, we acquired all of the outstanding stock of Vector Data including Vector Data's eighty percent equity interest in Vector Data Systems (UK) Limited, collectively, "Vector." Vector supplied specialized information systems and services for the collection, analysis and distribution of military intelligence data. The aggregate consideration paid by us was approximately $19.0 million, including transaction costs. The acquisition was accounted for using the purchase method of accounting.

Techmatics—On May 29, 1998, we acquired all of the outstanding stock of Techmatics, an established provider of systems engineering and program management services for large-scale military system development, including the Navy's surface ship fleet, on-ship combat systems and missile defense programs. The aggregate consideration paid by us was approximately $45.9 million, including transaction costs. The acquisition was accounted for using the purchase method of accounting.

Analysis & Technology—On June 23, 1999, we acquired all of the outstanding stock of A&T a provider of systems and engineering technologies, technology-based training systems, and information technologies to the U.S. government and commercial customers, for an aggregate consideration, including transaction costs, of approximately $115.6 million. The acquisition was accounted for using the purchase method of accounting.

Sherikon—On October 20, 2000, we purchased all of the outstanding stock of Sherikon, a technology solutions and services firm, for an aggregate consideration, including transaction costs, of approximately $34.8 million. The acquisition was accounted for using the purchase method of accounting.

SIGCOM Training—On July 20, 2001, we acquired the assets, contracts and personnel of the training systems division of SIGCOM, Inc., for an aggregate consideration of $11.4 million, including transaction costs. The training systems division of SIGCOM, Inc. is a provider of sophisticated simulation systems used by the most advanced military and government organizations around the world, including the U.S. Army, U.S. Marine Corps, U.S. Navy Seals, the FBI, SWAT teams, British Special Forces and NATO troops, to help acclimate members of the armed forces to combat conditions in urban areas. The acquisition was accounted for using the purchase method of accounting.

Information Spectrum, Inc.—On May 23, 2003, we purchased all of the outstanding stock of ISI, a provider of secure identification and access management solutions and military logistics and training systems, based in Annandale, Virginia, for a total purchase price of approximately $92.4 million, including transaction costs of approximately $737,000. The acquisition was accounted for using the purchase method of accounting.

Divestitures/Closures

In June 2001, our management made a strategic decision to focus our resources on our core services business. As a result, we have sold, closed or substantially curtailed several small businesses.

Center for Information Technology Education—We established the Center for Information Technology Education, or "CITE," in 1999 to conduct training for adults in the metropolitan Washington, D.C. area who were interested in information technology as a second career. CITE offered ORACLE database and JAVA training. While initially profitable, the business was impacted by the slowdown of the general economy. On June 29, 2001, we sold the business for $100,000, of which $50,000 was paid in cash and the remainder was required to be paid in equal monthly installments of approximately $8,300 beginning August 1, 2001. In addition, we retained the tuition from courses that were already underway prior to the sale on June 29, 2001. CITE's losses from operations totaled $1.0 million for the year ended December 31, 2001 on revenue of $1.2 million. CITE's income from operations totaled $414,000 for the year ended December 31, 2000 on revenues of $2.5 million.

CITI-SIUSS LLC—We established a joint venture, CITI-SIUSS LLC (formerly known as Anteon-CITI LLC), with Criminal Investigative Technology, Inc. in 1999 to participate in the law enforcement software development and services market. After two years of investment in software and business development expenses, the joint venture had not generated a sufficient customer base to create a self-supporting business. In June 2001, we decided to cease software development operations but to continue to support existing customers. For the year ended December 31, 2001, the joint venture generated operating losses of $2.6 million on revenues of approximately $1.5 million, compared with operating losses of $2.5 million on revenues of $879,000 for the year ended December 31, 2000. We do not intend to make any additional investment in developing or enhancing the existing software.

Interactive Media Corp.—On July 20, 2001, we sold all of our stock in Interactive Media Corp., or "IMC," for $13.5 million in cash, subject to adjustment based on the amount of working capital as of the day of sale. IMC specializes in providing training services to customers primarily in the commercial marketplace. Prior to the sale, IMC transferred to us the assets of the government division of IMC, which specializes in training services primarily for the government marketplace. For the commercial division, revenues were approximately $11.7 million for the year ended December 31, 2001, as compared to $18.1 million for the year ended December 31, 2000. Operating loss was approximately $41,000 for the year ended December 31, 2001, as compared to operating income of $686,000 for the year ended December 31, 2000. The total gain from the sale recorded for the year ended December 31, 2001, was approximately $3.5 million.

DisplayCheck—Through our acquisition of A&T in June 1999, we acquired expertise in electronic testing of liquid crystal displays and other microdisplay products that utilize liquid crystal on silicon technologies. This newly emergent market was pursued to determine business feasibility. While we were successful in generating a limited amount of revenue from our test equipment products, we decided not to make any further investments in this market. Operations ceased in August 2001. Operating losses of $407,000 on revenues of $664,000 were incurred in the year ended December 31, 2001. DisplayCheck generated an operating loss of $15,000 on revenue of $703,000 in 2000. On April 3, 2002, we sold principally all of the assets and transferred certain liabilities of the business for an aggregate purchase price of $200,000.

South Texas Ship Repair—Through our acquisition of Sherikon in October 2000, we acquired South Texas Ship Repair, or "STSR." STSR specialized in performing ship repair projects for government, commercial and private customers. The market conditions for this type of work deteriorated significantly in late 2000 and early 2001. Management decided to cease the operations of STSR in December 2001. During the year ended December 31, 2001, we incurred operating losses of $2.1 million on revenues of $3.3 million. For the year ended December 31, 2001, we also wrote off approximately $1.0 million in goodwill, which was part of the original goodwill from the Sherikon acquisition.

Results of Operations

Our historical consolidated financial statements do not reflect the full-year impact of the operating results of a number of our acquisitions, divestitures and closures, since their operating results are only included or excluded from our results from the date of acquisition, divestiture or closure, as applicable. In addition, our operating results from period to period may not be comparable with future results because of the incurrence of a number of expenses as discussed below and the impact of the amortization principles of SFAS No. 142.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

The following table sets forth our consolidated results of operations based on the amounts and percentage relationship of the items listed to revenues during the period shown:

	Years Ended December 31,					
(in thousands, except percentages)	**2003**		2002[1]		2001[1]	
Revenues	**$1,042,474**	**100.0%**	$825,826	100.0%	$715,023	100.0%
Costs of revenues	**897,264**	**86.1**	711,328	86.1	627,342	87.7
Gross profit	**145,210**	**13.9**	114,498	13.9	87,681	12.3
Costs and expenses						
General and administrative	**58,647**	**5.6**	48,197	5.8	51,442	7.2
Amortization[2]	**2,450**	**0.2**	1,907	0.3	9,374	1.3
Total operating expenses	**61,097**	**5.8**	50,104	6.1	60,816	8.5
Operating income	**84,113**	**8.1**	64,394	7.8	26,865	3.8
Secondary offering expenses	**852**	**0.1**	—	—	—	—
Interest expense, net	**24,244**	**2.3**	21,626	2.6	26,353	3.7
Minority interest	**(54)**	—	(18)	—	(38)	—
Other (income) expense, net	—	—	(417)	—	(4,046)	(0.6)
Income before provision for income taxes	**58,963**	**5.7**	43,167	5.2	4,520	0.7
Provision for income taxes	**22,773**	**2.2**	16,723	2.0	4,602	0.7
Net income (loss)	**$ 36,190**	**3.5%**	$ 26,444	3.2%	$ (82)	0.0%

(1) On January 1, 2003, we adopted SFAS No. 145, and as a result, reclassified $4.2 million ($2.6 million net of tax) of losses and $519,000 ($330,000 net of tax) of gains previously recorded as extraordinary items in 2002 and 2001, respectively, to interest expense, net of interest income. Additionally, the tax impact as a result of these reclassifications has been adjusted in the tax provision amounts shown.

(2) Includes amortization of noncompete agreements, amortization of contract backlog intangibles and 2001, before the adoption of SFAS No. 142, goodwill amortization and amortization of employee workforce intangibles.

2003 Compared With 2002

Revenues

For the year ended December 31, 2003, revenues increased by $216.6 million, or 26.2%, to $1.0 billion from $825.8 million for the year ended December 31, 2002. The increase in revenues, was attributable to organic growth and the acquisition of ISI. We define organic growth as the increase in revenues excluding the revenues associated with acquisitions, divestitures and closures of businesses in comparable periods. We believe organic growth is a useful supplemental measure to revenue. Management uses organic growth as part of its evaluation of core operating results and underlying trends. For the year ended December 31, 2003, our organic growth was 16.2%, or $134.2 million. The acquisition of ISI accounted for approximately $82.5 million of the growth for the year ended December 31, 2003. The increase in revenue was primarily driven by growth in the following contracts: Secretary of the Air Force Technical and Analytical Support, Battlefield Information Collection Exploitation Systems, contracts with the U.S. Army for military operations on urban terrain, ANSWER, our Professional Engineering Services schedule contract, our other GSA contracts, and contracts with DHS. In 2003, approximately 3% of our revenues were derived from DHS. In addition, our revenues derived from DoD increased from approximately 78% in 2002 to 88% in 2003.

Costs of Revenues

For the year ended December 31, 2003, costs of revenues increased by $186.0 million, or 26.1%, to $897.3 million from $711.3 million for year ended December 31, 2002. The increase in costs of revenues was due in part to the corresponding growth in the revenues resulting from organic growth and the acquisition of ISI. The majority of the increase in costs of revenues for the year ended December 31, 2003 was due to increases of $68.9 million, $20.7 million, and $86.9 million in direct labor, fringe costs, and other direct contract costs, respectively. The increases in direct labor, fringe costs and other direct contract costs were offset in part by reductions in certain overhead expenses.

General and Administrative Expenses

For the year ended December 31, 2003, general and administrative expenses increased $10.4 million, or 21.6%, to $58.6 million from $48.2 million for the year ended December 31, 2002. General and administrative expenses for the year ended December 31, 2003, as a percentage of revenues, decreased to 5.6% from 5.8%. This decline in the percentage of revenues was driven primarily by operational cost efficiencies achieved in connection with acquired operations and their, successful integration. The dollar increase was primarily attributable to the corresponding growth in revenues.

Amortization

For the year ended December 31, 2003, amortization expenses increased $500,000, or 28.5%, to $2.4 million from $1.9 million for the year ended December 31, 2002. The increase in amortization expense is a result of additional amortization related to intangible assets acquired in connection with the purchase of ISI and a related noncompete agreement. As a result of the increase in revenues, amortization expense as a percentage of revenues decreased.

Operating Income

For the year ended December 31, 2003, operating income increased $19.7 million, or 30.6%, to $84.1 million from $64.4 million for the year ended December 31, 2002. The increase in operating income is primarily a result of the corresponding increase in revenues. Operating income as a percentage of revenues increased to 8.1% for the year ended December 31, 2003 from 7.8% for the year ended December 31, 2002. The increase in the percentage of revenues was driven by the decline in the percentage of general and administrative expenses as a percentage of revenues.

Interest Expense, Net

For the year ended December 31, 2003, interest expense, net of interest income, increased $2.6 million, or 12.1%, to $24.2 million from $21.6 million for the year ended December 31, 2002. The increase in interest expense is primarily a result of a $7.2 million bond premium and consent payment we incurred in connection with our tender offer in December 2003 for our 12% Notes. Excluding the interest expense related to our refinancing including the $7.2 million bond premium and consent payment for our 12% Notes, the write-off of $2.6 million of deferred financing fees, and $300,000 of fees, interest expense for the year ended December 31, 2003 would have been approximately $14.1 million, which would have represented a 35% decrease from 2002. Our debt balance as of December 31, 2003 exceeds the debt balance as of December 31, 2002. The debt balance increased due to $150.0 million in new term loan borrowings made under the Amended and Restated Credit Agreement of December 19, 2003 offset, in part, by the repayment of approximately $18.4 million in existing term loans and $73.1 million in our 12% Notes. This amendment and restatement is discussed further in "Liquidity and Capital Resources."

Secondary Offering Expenses

On September 22, 2003, certain of our stockholders sold 6,600,000 shares of our common stock in an underwritten offering pursuant to a registration statement on Form S-3 filed with the SEC (Commission File Nos. 333-108147 and 333-108858). In the fourth quarter of 2003, the underwriters of this offering partially exercised their over-allotment option with respect to additional shares held by the selling stockholders. As a result, on October 16, 2003, certain of the selling stockholders sold an additional 297,229 shares of our common stock in a second closing pursuant to the same underwritten offering. In connection with this offering, we incurred approximately $852,000 of expenses for the year ended December 31, 2003, which amounts were reimbursed by certain of the selling stockholders and recorded by us as a contribution to additional paid-in capital.

Other Income

We did not have any other income for the year ended December 31, 2003. Other income for the year ended December 31, 2002 included a gain on the sale of DisplayCheck assets and receipt of insurance proceeds for misappropriated equipment previously recorded as a loss.

Provision For Income Taxes

As a result of certain non-deductible secondary offering expenses referred to above, state legislative changes and other federal and state credits and incentives, our effective tax rate for the year ended December 31, 2003 was 38.6%, compared with 38.8% for the year ended December 31, 2002.

2002 Compared With 2001

Revenues

For the year ended December 31, 2002, revenues increased to $825.8 million, or 15.5%, from $715.0 million for the year ended December 31, 2001. The increase in revenues was attributable to organic growth and the full-year 2002 impact of the acquisition of SIGCOM Training in July 2001, which contributed revenues of approximately $23.1 million in 2002 and approximately $7.9 million in 2001. This increase was offset in part by the sale of the commercial business of Interactive Media Corp., or "IMC," on July 20, 2001, which contributed $11.7 million in revenue through the sale date and the sale or closure of other businesses in 2001, which contributed revenues of approximately $6.7 million. For the year ended December 31, 2002, our revenues grew organically by approximately 16.5% to $802.7 million from $688.7 million for the year ended December 31, 2001. We define organic growth as the increase in revenues excluding the revenues associated with acquisitions, divestitures and closures of businesses in comparable periods. We believe organic growth is a useful supplemental measure to revenue. Management uses organic growth as part of its evaluation of core operating results and underlying trends. Our organic growth was primarily attributable to growth in contracts for the development of information technology, communications systems for the intelligence community, training, modeling and simulation across our Department of Defense customer base, support for U.S. Navy programs and support for U.S. Air Force acquisition and operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Costs of Revenues

For the year ended December 31, 2002, costs of revenues increased by $84.0 million, or 13.4%, to $711.3 million from $627.3 million for the year ended December 31, 2001. For the year ended December 31, 2002, costs of revenues as a percentage of revenues decreased to 86.1% from 87.7% for the year ended December 31, 2001. The costs of revenues increase was due primarily to the corresponding growth in revenues resulting from organic growth and our acquisition of SIGCOM Training. The gross margin increased from 12.3% for the year ended December 31, 2001 to 13.9% for the year ended December 31, 2002, primarily due to reductions in overhead expenses and depreciation. Depreciation decreased from $7.1 million in 2001 to $4.3 million in 2002. Most of the decrease was due to the curtailment of operations of CITI-SIUSS LLC in 2001 and completion of the remaining software depreciation during the first half of 2001.

General and Administrative Expenses

For the year ended December 31, 2002, general and administrative expenses decreased $3.2 million, or 6.3%, to $48.2 million from $51.4 million for the year ended December 31, 2001. General and administrative expenses for the year ended December 31, 2002, as a percentage of revenues, decreased to 5.8% from 7.2%. Certain items totaling $6.6 million that were incurred in the year ended December 31, 2001, but were not incurred in the year ended December 31, 2002, included a $3.6 million fee payable to Caxton-Iseman Capital, Inc. in connection with the termination of our management fee agreement as of December 31, 2001, management fees of $1.0 million paid to Caxton-Iseman Capital, Inc., a $750,000 write-down of the carrying value of our North Stonington, Connecticut facility (a building held for sale), a $600,000 settlement and $497,000 in legal fees incurred in the first quarter of 2001 for matters relating to a dispute with a former subcontractor, and a $181,000 severance charge relating to the termination of a former A&T executive. General and administrative expenses for the year ended December 31, 2001 also included costs related to several businesses which were either sold or closed during 2001, including IMC, CITE, DisplayCheck and STSR.

Amortization

For the year ended December 31, 2002, amortization expenses decreased $7.5 million, or 79.7%, to $1.9 million from $9.4 million for the year ended December 31, 2001. Amortization as a percentage of revenues was 1.3% for the year ended December 31, 2001. The decrease in amortization expenses was primarily attributable to the adoption of SFAS No. 142 as of January 1, 2002, which eliminated further amortization of goodwill. In addition, for the year ended December 30, 2001, we wrote off $1.0 million in goodwill associated with the closure of STSR in 2001. See the notes to our consolidated financial statements included elsewhere in this prospectus.

Operating Income

For the year ended December 31, 2002, operating income increased $37.5 million, or 139.7%, to $64.4 million from $26.9 million for the year ended December 31, 2001. Operating income as a percentage of revenues increased to 7.8% for the year ended December 31, 2002 from 3.8% for the year ended December 31, 2001.

Interest Expense, Net

For the year ended December 31, 2002, interest expense, net of interest income, decreased $4.7 million, or 17.9%, to $21.6 million from $26.4 million for the year ended December 31, 2001. The decrease in interest expense was due primarily to a reduction in our debt as a result of our initial public offering in March 2002, which generated $75.2 million in net cash, and the conversion of our $22.5 million subordinated convertible promissory note held by Azimuth Tech. II LLC, one of our principal stockholders. In addition, interest expense decreased as a result of lower borrowing rates in 2002 compared with 2001. Interest expense in 2002 includes $1.9 million of previously unrecognized losses related to the termination of approximately $30.0 million in interest rate swaps. Also included in the 2002 amount is $4.2 million related to prepayment penalties and write-off of deferred financing costs.

Other Income

For the year ended December 31, 2002, other income decreased $3.6 million to $417,000 from $4.0 million for the year ended December 31, 2001. Other income for the year ended December 31, 2002 included a gain on the sale of DisplayCheck assets and receipt of insurance proceeds for misappropriated equipment previously recorded as a loss. Other income for the year ended December 31, 2001 was primarily comprised of gains on sales and closure of businesses of $4.0 million. Gains on sales and closure of businesses consisted of a $100,000 gain on the sale of CITE's assets and $487,000 representing the remaining minority interest as of the date of curtailment of operations of CITI-SIUSS, LLC. In addition, for the year ended December 31, 2001, we sold IMC as discussed above, resulting in a gain of $3.5 million.

Provision for Income Taxes

Our effective tax rate for the year ended December 31, 2002 was 38.8%, compared with 101.8% for the year ended December 31, 2001, primarily due to a reduction in non-deductible goodwill amortization expense as a result of the implementation of SFAS No. 142 as of January 1, 2002.

Liquidity and Capital Resources

Cash Flow for the Years Ended December 31, 2003 and 2002

We generated $37.4 million in cash from operations for the year ended December 31, 2003. By comparison, we used $1.7 million in cash from operations for the year ended December 31, 2002. Compared to the year ended December 31, 2002, the collection of contract receivables in 2003 improved seven days from 78 to 71 days sales outstanding, or "DSO." The improvement in total DSO from December 31, 2002 to December 31, 2003 was attributable to our improved billing and collection processes and an improvement in government payment cycles. Contract receivables increased $33.8 million to $222.9 million for the year ended December 31, 2003 as compared to $189.1 million in 2002. Accounts receivable at December 31, 2003 represented 46.5% of total assets at that date. As a result of our acquisition of ISI, accounts receivable increased by approximately $22.8 million. The remaining increase is attributable to the overall growth of our business. For the year ended December 31, 2003, net cash used in investing activities was $95.4 million, which was attributable primarily to our acquisition of ISI. Cash provided by financing activities was $55.8 million for the year ended December 31, 2003, due to additional borrowings under the revolving portion of our Credit Facility to finance the acquisition of ISI.

On December 19, 2003, we amended and restated our Credit Facility. This amendment and restatement provided for, among other things, a new term loan of $150.0 million, or "Term Loan B," with a maturity date of December 31, 2010, the extension of the maturity date of the revolving loan portion of our Credit Facility to December 31, 2008, a revolving loan commitment in the aggregate principal amount of $200.0 million, the repayment of our existing term loan, or the "Term Loan A," and the financing of our tender offer and consent solicitation completed on December 23, 2003 in respect of our 12% Notes. In addition, the Credit Facility permits us to raise up to $200.0 million of additional debt in the form of additional term loans, subordinated debt or revolving loans. All borrowings under our Credit Facility are subject to financial covenants customary for such financings, including, but not limited to: maximum ratio of net debt to EBITDA and maximum ratio of senior debt to EBITDA, as defined in the Credit Facility. Additionally, as a result of changes made in the amendment and restatement, revolving loans are now based upon an asset test or maximum ratio of net eligible accounts receivable to revolving loans.

The proceeds of the $150.0 million Term Loan B were used to repay the balance of our Term Loan A, together with interest of approximately $18.5 million, finance the tender offer and consent solicitation for our 12% Notes, as described below, in the amount of approximately $81.2 million, pay fees and expenses incurred in connection with these transactions of approximately $1.5 million, and repay outstanding revolving loans together with interest of approximately $38.2 million.

On December 23, 2003, we repurchased $73.1 million aggregate principal amount, or approximately 97%, of our outstanding 12% Notes. As of the expiration date of the tender offer and as of December 31, 2003, approximately $1.9 million in aggregate principal amount of the 12% Notes remained outstanding. The repurchase price for our 12% Notes was $1,110.95 per $1,000 principal amount of the 12% Notes, which included accrued and unpaid interest of $12.67 per $1,000 in principal amount of the 12% Notes up to, but not including, December 23, 2003, the payment date, and a consent payment of $20.00 per $1,000 principal amount of the 12% Notes tendered prior to December 5, 2003, the consent date. The repurchase price for those 12% Notes tendered after the consent date was $1,090.95 per $1,000 principal amount of 12% Notes, which excludes the consent payment of $20.00 per $1,000 principal amount of the 12% Notes. The aggregate repurchase price for all of the 12% Notes validly surrendered for repurchase and not withdrawn was approximately $81.2 million, which includes a $7.2 million bond premium and consent payment and approximately $900,000 of accrued interest.

Historically, our primary liquidity requirements have been for debt service under our Credit Facility and 12% Notes and for acquisitions and working capital requirements. We have funded these requirements primarily through internally generated operating cash flow and funds borrowed under our existing Credit Facility. The Credit Facility contains affirmative and negative covenants customary for such financings. For the year ended December 31, 2003, the aggregate fees we paid our non-officer directors exceeded the

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

ceiling limitation set forth in our Credit Facility by approximately $20,000, principally because of the timing of such payments. Our lenders have determined that the Credit Facility's limit on aggregate annual non-officer director fees, which originated several years before we completed our initial public offering of common stock in March 2002, is not typical for a publicly traded company. Consequently, our lenders granted us a waiver for our non-compliance with this covenant provision for the year ended December 31, 2003 and have eliminated this limitation for the remaining term of the Credit Facility. For the year ended December 31, 2003, we were in compliance with all other covenants required by our Credit Facility. At December 31, 2003, total debt outstanding under our Credit Facility was approximately $154.4 million, consisting of $150.0 million of Term Loan B, and $4.4 million outstanding under the revolving loan portion of our Credit Facility. The total funds available to us under the revolving loan portion of our Credit Facility as of December 31, 2003 were $112.7 million. As of December 31, 2003, our Credit Facility would have permitted additional borrowings of up to $203.7 million. Beginning with our fiscal year 2004, we are required to prepay, in amounts specified in our Credit Facility, borrowings under the Term Loan B under certain conditions related to excess annual cash flow and the receipt of proceeds from certain asset sales and debt or equity issuances. In addition, beginning on March 31, 2004, we are scheduled to pay quarterly principal installments of approximately $375,000 against the Term Loan B until it matures on December 31, 2010 at which time the remaining balance will be due. As of December 31, 2003, we did not have any capital commitments greater than $1.5 million.

Our principal working capital need is for funding accounts receivable, which has increased with the growth of our business. Our principal sources of cash to fund our working capital needs are cash generated from operations and borrowings under our Credit Facility.

We have relatively low capital investment requirements. Capital expenditures were $3.0 million and $3.2 million for the years ended December 31, 2003 and 2002, respectively, primarily for leasehold improvements and office equipment.

Our business acquisition expenditures relating to ISI were $92.4 million in 2003. The acquisition was financed through borrowings under our Credit Facility. In the past, we have engaged in acquisition activity, and we intend to do so in the future. Historically, we have financed our acquisitions through a combination of bank debt, subordinated debt, subordinated public and private debt and equity investments. We expect to be able to finance any future acquisitions either with cash provided from operations, borrowings under our Credit Facility, bank loans, equity offerings, or some combination of the foregoing.

We intend to, and expect over the next twelve months to be able to, fund our operating cash, capital expenditure and debt service requirements through cash flow from operations and borrowings under our Credit Facility. Over the longer term, our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside our control.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

We use off-balance sheet financing, primarily to finance certain capital items. Operating leases are used primarily to finance computers, servers, phone systems, and to a lesser extent, other fixed assets, such as furnishings. As of December 31, 2003, we financed equipment with an original cost of approximately $13.4 million through operating leases. Had we not used operating leases, we would have used our existing Credit Facility to purchase these assets. Other than the operating leases described above, and facilities leases, we do not have any other off-balance sheet financing. The following table provides information (in thousands) as of December 31, 2003 regarding our off-balance sheet arrangements and contractual obligations.

	Payments Due By Period				
Contractual Obligations	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Long-term debt	$158,776	$ 4,000	$ 3,000	$ 7,400	$144,376
Capital lease obligations	977	421	343	213	—
Operating leases	151,573	29,991	44,585	31,693	45,304
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—
Total	$311,326	$34,412	$47,928	$39,306	$189,680

Inflation

We do not believe that inflation has had a material effect on our business in 2003, 2002, or 2001.

Recent Accounting Pronouncements

In December 2002, the Emerging Issue Task Force, or "EITF," issued a consensus on Issue 00-21, or "EITF 00-21," *Accounting for Revenue Arrangements with Multiple Deliverables.* EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. It also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement. EITF 00-21 does not apply to deliverables in arrangements to the extent the accounting for such deliverables is within the scope of other existing higher-level authoritative accounting literature. The effective date of EITF 00-21 for the Company was July 1, 2003. The adoption of EITF 00-21 did not have a significant impact on our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment to Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a significant impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* SFAS No. 150 establishes standards for how certain free standing financial instruments with characteristics of both liabilities and equity are classified and measured. Financial instruments within the scope of SFAS No. 150 are required to be recorded as liabilities (or assets in certain circumstances) which may require reclassification of amounts previously reported in equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The cumulative effect of a change in accounting principle should be reported for financial instruments created before the issuance of this Statement and still existing at the beginning of the period of adoption. The adoption of SFAS No. 150 did not have a significant impact on our consolidated financial statements.

In December 2003, the FASB issued Interpretation No. 46(R), or "Interpretation No. 46(R)," *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.* Interpretation No. 46(R) provides guidance for identifying a controlling interest in a Variable Interest Entity, or "VIE," established by means other than voting interests. Interpretation No. 46(R) also requires consolidation of a VIE by an enterprise that holds such a controlling interest. The effective date for interests qualifying as VIEs is December 31, 2003. We do not have any interests qualifying as VIEs, including residual value guarantees or fixed purchase options under leases as of December 31, 2003. As a result, Interpretation No. 46(R) does not have a significant impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We have interest rate exposure relating to certain of our long-term obligations. The remaining $1.9 million of our 12% Notes have a fixed interest rate of 12%. The interest rates on both the Term Loan B and the revolving loan portion of our Credit Facility are affected by changes in market interest rates. We manage these fluctuations in part through interest rate swaps that are currently in place. In addition, we have a cash flow management plan focusing on billing and collecting receivables to pay down debt.

A 1% change in interest rates on variable-rate debt would have resulted in our interest expense fluctuating by $514,000 and $249,000 for the year ended December 31, 2003 and 2002, respectively.

On January 29, 2002, we cancelled approximately $30.0 million of interest swap agreements and recognized previously unrecognized losses of $1.9 million in interest expense for the quarter ended March 31, 2002. As of December 31, 2003, the fair value of our remaining interest rate swap agreements with a notional amount of $10.0 million resulted in a net liability of $230,000 and has been included in other current liabilities.

Consolidated Balance Sheets

December 31, 2003 and 2002

(in thousands, except share data)	**2003**	2002
Assets		
Current assets:		
Cash and cash equivalents	**$ 2,088**	$ 4,266
Accounts receivable, net	**222,937**	189,059
Prepaid expenses and other current assets	**17,925**	15,071
Deferred tax assets, net	**1,641**	—
Total current assets	**244,591**	208,396
Property and equipment, at cost, net of accumulated depreciation and amortization of $22,489 and $18,971, respectively	**12,759**	9,992
Goodwill, net of accumulated amortization of $17,376 and $17,376, respectively	**212,205**	138,619
Intangible and other assets, net of accumulated amortization of $11,729 and $9,279, respectively	**9,725**	7,685
Total assets	**$479,280**	$364,692
Liabilities and Stockholders' Equity		
Current liabilities:		
Term Loan A, current portion	**$ —**	$ 3,798
Term Loan B, current portion	**1,500**	—
Subordinated notes payable, current portion	**2,500**	2,500
Obligations under capital leases, current portion	**341**	—
Accounts payable	**36,793**	47,630
Due to related party	**48**	—
Accrued expenses	**85,468**	57,603
Income tax payable	**641**	7,738
Other current liabilities	**230**	806
Deferred tax liability	**—**	2,230
Deferred revenue	**11,783**	5,701
Total current liabilities	**139,304**	128,006
Term Loan A, less current portion	**—**	17,403
Term Loan B, less current portion	**148,500**	—
Revolving Credit Facility	**4,400**	7,000
Senior subordinated notes payable	**1,876**	75,000
Obligations under capital leases, less current portion	**465**	—
Noncurrent deferred tax liabilities, net	**10,017**	7,808
Other long-term liabilities	**16**	490
Total liabilities	**304,578**	235,707
Minority interest in subsidiaries	**210**	156
Stockholders' equity:		
Preferred stock, $0.01 par value, 15,000,000 shares authorized, zero issued and outstanding as of December 31, 2003 and 2002	**—**	—
Common stock, $0.01 par value, 175,000,000 shares authorized and 35,354,996 and 34,419,049 shares issued and outstanding as of December 31, 2003 and 2002, respectively	**354**	344
Common stock, Class B, voting, $0.01 par value, 3,000 shares authorized, zero issued and outstanding as of December 31, 2003 and 2002	**—**	—
Common stock, Class A, voting, $0.01 par value, 30,000,000 shares authorized, zero issued and outstanding as of December 31, 2003 and 2002	**—**	—
Common stock, non-voting, $0.01 par value, 7,500,000 shares authorized, zero issued and outstanding as of December 31, 2003 and 2002	**—**	—
Stock subscription receivable	**—**	(12)
Additional paid-in capital	**115,863**	106,849
Accumulated other comprehensive loss	**(72)**	(509)
Retained earnings	**58,347**	22,157
Total stockholders' equity	**174,492**	128,829
Commitments and contingencies		
Total liabilities and stockholders' equity	**$479,280**	$364,692

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Years Ended December 31, 2003, 2002 and 2001

(in thousands, except share and per share data)	**2003**	2002	2001
		(reclassified—see note 2(r))	
Revenues	**$1,042,474**	$825,826	$715,023
Costs of revenues	**897,264**	711,328	627,342
Gross profit	**145,210**	114,498	87,681
Operating Expenses:			
General and administrative expenses	**58,647**	48,197	51,442
Amortization of noncompete agreements	**101**	—	349
Goodwill amortization	—	—	6,704
Other intangibles amortization	**2,349**	1,907	2,321
Total operating expenses	**61,097**	50,104	60,816
Operating income	**84,113**	64,394	26,865
Other income	—	417	—
Gains on sales and closures of businesses	—	—	4,046
Secondary offering expenses	**852**	—	—
Interest expense, net of interest income of $239, $289, and $344, respectively	**24,244**	21,626	26,353
Minority interest in (earnings) losses of subsidiaries	**(54)**	(18)	(38)
Income before provision for income taxes	**58,963**	43,167	4,520
Provision for income taxes	**22,773**	16,723	4,602
Net income (loss)	**$ 36,190**	$ 26,444	$ (82)
Basic earnings (loss) per common share	**$ 1.04**	$ 0.82	$ (0.01)
Basic weighted average shares outstanding	**34,851,281**	32,163,150	23,786,565
Diluted earnings (loss) per common share	**$ 0.98**	$ 0.78	$ (0.01)
Diluted weighted average shares outstanding	**36,925,488**	34,021,597	23,786,565

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income (Loss)

Years Ended December 31, 2003, 2002 and 2001

(in thousands, except share data)	All Series Common Stock Shares	All Series Common Stock Amount	Stock Subscription Receivable	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
Balance, December 31, 2000	23,786,565	$238	$(12)	$ 2,366	$ 37	$ (4,205)	$ (1,576)
Transition adjustment—interest rate swaps (net of tax of $419)	—	—	—	—	(629)	—	(629)
Comprehensive income (loss):							
Interest rate swaps (net of tax of $717)	—	—	—	—	(1,075)	—	(1,075)
Foreign currency translation	—	—	—	—	(80)	—	(80)
Net loss	—	—	—	—	—	(82)	(82)
Comprehensive income (loss)	—	—	—	—	(1,155)	(82)	(1,237)
Balance, December 31, 2001	23,786,565	238	(12)	2,366	(1,747)	(4,287)	(3,442)
Issuance of common stock, net	4,687,500	47	—	75,130	—	—	75,177
Conversion of minority interest to common stock	180,120	2	—	279	—	—	281
Exercise of stock options	1,135,632	11	—	3,954	—	—	3,965
Conversion of subordinated promissory note	4,629,232	46	—	22,454	—	—	22,500
Tax benefit from exercise of stock options	—	—	—	2,666	—	—	2,666
Comprehensive income (loss):							
Interest rate swaps (net of tax of $838)	—	—	—	—	1,239	—	1,239
Foreign currency translation	—	—	—	—	(1)	—	(1)
Net income	—	—	—	—	—	26,444	26,444
Comprehensive income	—	—	—	—	1,238	26,444	27,682
Balance, December 31, 2002	34,419,049	344	(12)	106,849	(509)	22,157	128,829
Exercise of stock options	935,947	10	—	4,878	—	—	4,888
Tax benefit from exercise of stock options	—	—	—	3,281	—	—	3,281
Stock-based compensation expense	—	—	—	3	—	—	3
Proceeds from certain stockholder related to secondary offering	—	—	—	852	—	—	852
Write-off uncollectible stock subscription	—	—	12	—	—	—	12
Comprehensive income:							
Interest rate swaps (net of tax of $209)	—	—	—	—	324	—	324
Foreign currency translation	—	—	—	—	113	—	113
Net income	—	—	—	—	—	36,190	36,190
Comprehensive income	—	—	—	—	437	36,190	36,627
Balance, December 31, 2003	**35,354,996**	**$354**	**$—**	**$115,863**	**$ (72)**	**$58,347**	**$174,492**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31, 2003, 2002 and 2001

(in thousands)	**2003**	2002	2001
Cash flows from operating activities:			
Net income (loss)	**$ 36,190**	$ 26,444	$ (82)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Gains on sales and closures of businesses	**—**	—	(4,046)
Interest rate swap termination	**—**	(1,903)	—
Depreciation and amortization of property and equipment	**4,440**	4,294	7,110
Goodwill amortization	**—**	—	6,704
Amortization of noncompete agreements	**101**	—	349
Other intangibles amortization	**2,349**	1,907	2,321
Amortization of deferred financing costs	**4,014**	2,442	697
Loss on disposals of property and equipment	**190**	25	791
Deferred income taxes	**(1,742)**	4,090	3,512
Minority interest in earnings of subsidiaries	**54**	18	38
Changes in assets and liabilities, net of acquired assets and liabilities:			
(Increase) decrease in accounts receivable	**(12,477)**	(57,715)	1,268
(Increase) decrease in prepaid expenses and other current assets	**(1,245)**	(8,059)	727
Decrease in other assets	**142**	105	178
Increase in accounts payable and accrued expenses	**5,592**	22,601	15,744
Increase (decrease) in income tax payable	**(2,998)**	7,229	(22)
(Decrease) increase in deferred revenue	**3,306**	(3,042)	2,254
(Decrease) increase in other liabilities	**(473)**	(158)	336
Net cash provided by (used in) operating activities	**37,443**	(1,722)	37,879
Cash flows from investing activities:			
Purchases of property and equipment and other assets	**(3,049)**	(3,225)	(2,181)
Acquisition of Sherikon, Inc., net of cash acquired	**—**	—	(21)
Acquisition of SIGCOM, net of cash acquired	**—**	—	(10,975)
Acquisition of Information Spectrum, Inc., net of cash acquired	**(92,382)**	—	—
Proceeds from sales of businesses, net	**—**	—	11,464
Proceeds from sale of building	**—**	1,802	—
Other, net	**—**	—	6
Net cash used in investing activities	**(95,431)**	(1,423)	(1,707)

(continued)

(in thousands)	2003	2002	2001
Cash flows from financing activities:			
Principal payments on bank and other notes payable	**$ (43)**	$ (47)	$ (185)
Payment on subordinated notes payable	—	(567)	(5,000)
Payments on business purchase consideration payable	—	—	(1,185)
Payments on note payable to Ogden	—	—	(3,212)
Deferred financing costs	**(2,728)**	(1,292)	—
Principal payments on Term Loan A	**(21,202)**	(25,853)	(12,946)
Proceeds from Term Loan B	**150,000**	—	—
Proceeds from certain stockholders related to secondary offering	**852**	—	—
Proceeds from Revolving Credit Facility	**1,009,500**	862,600	771,200
Principal payments on Revolving Credit Facility	**(1,012,100)**	(874,300)	(784,500)
Redemption of senior subordinated notes payable	**(73,124)**	(25,000)	—
Proceeds from issuance of common stock, net of expenses	**4,902**	81,808	—
Principal payments under capital lease obligations	**(247)**	—	—
Principal payments on subordinated notes payable to stockholders	—	(7,499)	—
Payment of subordinated notes payable—related party	—	(4,369)	—
Proceeds from minority interest, net	—	—	152
Net cash provided by (used in) financing activities	**55,810**	5,481	(35,676)
Net increase (decrease) in cash and cash equivalents	**(2,178)**	2,336	496
Cash and cash equivalents, beginning of year	**4,266**	1,930	1,434
Cash and cash equivalents, end of year	**$ 2,088**	$ 4,266	$ 1,930
Supplemental disclosure of cash flow information (in thousands):			
Interest paid:			
Tender offer of senior subordinated notes payable	**$ 7,177**	$ —	$ —
Other	**14,199**	18,971	23,396
Total interest paid	**$ 21,376**	$ 18,971	$ 23,396
Income taxes paid (refunds received), net	**$ 27,410**	$ 2,634	$ (52)

Supplemental disclosure of noncash investing and financing activities:

In March 2002, in connection with the Company's initial public offering ("IPO") of shares of its common stock, a $22.5 million principal amount subordinated convertible promissory note of the Company held by Azimuth Tech. II LLC, one of the Company's principal stockholders, was converted pursuant to its terms into 4,629,232 shares of the Company's common stock at a conversion price of $4.86 per share.

In March 2002, the Company exchanged approximately 90,060 shares held by minority interest holders in Anteon Virginia at December 31, 2001 into 180,120 shares of the Company.

During 2001, the Company finalized the allocation of the purchase price of Sherikon, Inc., resulting in an increase of $100,000 in accrued liabilities and in the goodwill from the acquisition for contingencies identified at the date of acquisition (see note 4(a)).

In accordance with SFAS No. 133, the changes in the fair value of the interest rate swaps are reported, net of tax, in accumulated other comprehensive income. For the years ended December 31, 2003 and 2002, the change in the fair value of the interest rate swaps generated a deferred tax liability of $209,000 and $838,000, respectively.

During 2003, the Company recorded approximately $1.0 million of equipment utilizing capitalized leases.

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(1) Organization and Business

Anteon International Corporation, a Delaware Corporation ("Anteon" or the "Company") (formerly Azimuth Technologies, Inc.), was incorporated on March 15, 1996 for the purpose of acquiring all of the outstanding stock of Ogden Professional Services Corporation, a wholly owned subsidiary of Ogden Technology Services Corporation and an indirectly wholly owned subsidiary of Ogden Corporation (collectively "Ogden"). Upon completion of the acquisition effective April 22, 1996, Ogden Professional Services Corporation was renamed Anteon Corporation, a Virginia corporation, and later renamed Anteon International Corporation, a Virginia corporation.

The Company provides professional information technology solutions and advanced systems engineering services to government clients. The Company designs, integrates, maintains and upgrades information systems for national defense, intelligence, emergency response and other government missions. The Company also provides many of its clients with the systems analysis, integration and program management skills necessary to manage their mission systems development and operations. The Company is subject to all of the risks associated with conducting business with the U.S. federal government, including the risk of contract termination for the convenience of the government. In addition, government funding continues to be dependent on congressional approval of program level funding and on contracting agency approval for the Company's work. The extent to which the Company's existing contracts will be funded in the future cannot be determined.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its directly and indirectly, majority-owned subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments that have original maturities of three months or less.

(c) Property and Equipment

Property and equipment is stated at cost, or fair value at the date of acquisition if acquired through a purchase business combination. Property and equipment under capital leases are stated at the present value of minimum lease payments. For financial reporting purposes, depreciation and amortization is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Computer hardware and software	3 to 7 years
Furniture and equipment	5 to 12 years
Leasehold and building improvements	shorter of estimated useful life or lease term
Buildings	31.5 years
Property and equipment under capital leases	shorter of estimated useful life or lease term

(d) Deferred Financing Costs

Costs associated with obtaining the Company's financing arrangements are deferred and amortized over the term of the financing arrangements using a method that approximates the effective interest method, and are included in intangible and other assets in the accompanying Consolidated Balance Sheets.

(e) Impairment or Disposal of Long-Lived Assets

SFAS No. 144 requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted cash flows and measure an impairment loss as the difference between the carrying amount and fair value of the asset. The Company adopted SFAS No. 144 as of January 1, 2002, with no impact on the Company's consolidated financial statements.

During 2003 and 2001, the Company recognized an impairment charge of approximately $135,000 and $750,000, respectively, included in general and administrative expenses in the accompanying Consolidated Statement of Operations, to write down the carrying value of a building held for sale to its fair market value.

(f) Goodwill

The Company adopted the provisions of SFAS No. 141 and SFAS No. 142 as of January 1, 2002, except for acquisitions occurring after June 30, 2001, for which the provisions of SFAS No. 141 and SFAS No. 142 were applicable. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies the criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and, subsequently, SFAS No. 144 after its adoption.

As of January 1, 2002, the Company reclassified approximately $1.9 million of intangible assets associated with an acquired employee workforce from intangible assets to goodwill, which in accordance with SFAS No. 142, are no longer separately identifiable from goodwill.

Upon adoption of SFAS No. 142, the Company evaluated its existing intangible assets and goodwill that were acquired in purchase business combinations, and made any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition of intangible assets separate from goodwill. The Company also reassessed the useful lives and residual values of all definite-lived intangible assets acquired.

In connection with SFAS No. 142's goodwill impairment evaluation, the Company is required to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this,

Notes to Consolidated Financial Statements *(continued)*

December 31, 2003 and 2002

the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to these reporting units as of January 1, 2002. The Company determined the estimated fair value of each reporting unit and compared it to the carrying amount of the reporting unit. As a result of this comparison, no indication that the reporting units' fair values were less than their carrying values was noted. In the future, to the extent the carrying amount of a reporting unit exceeds the fair value of a reporting unit, an indication would exist that a reporting unit's goodwill may be impaired, and the Company would be required to perform the second step of the impairment test. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

As of September 30, 2003 and 2002, the Company performed its annual goodwill impairment analysis required under SFAS No. 142. The Company applied the same methodology described above in performing its annual impairment test and did not identify any indication of goodwill impairment for any reporting unit. The Company will perform the annual impairment test as of September 30 each year unless circumstances or events indicate that an impairment test should be performed sooner.

Had the amortization provisions of SFAS No. 142 been applied as of January 1, 2001, for all of the Company's acquisitions, the Company's loss, net income and earnings per common share would have been as follows (unaudited) (in thousands, except per share data):

	Year Ended December 31, 2001
Net loss	$ (82)
Add back: Goodwill amortization	5,663
Add back: Workforce amortization	545
Adjusted net income	$6,126
Basic earnings per share:	
Net loss	$ (0.01)
Goodwill amortization	0.24
Workforce amortization	0.02
Adjusted net income	$ 0.25
Diluted earnings per share:	
Net loss	$ (0.01)
Goodwill amortization	0.24
Workforce amortization	0.02
Adjusted net income	$ 0.25

(g) Other Intangible Assets

The Company amortizes the allocated cost of noncompete agreements entered into in connection with business combinations on a straight-line basis over the terms of the agreements. Other acquired intangibles related to workforce (prior to the adoption of SFAS No. 142) and acquired contracts are amortized straight-line based upon expected employment and contract periods, respectively.

Upon the adoption of SFAS No. 141, on January 1, 2002, intangible assets acquired in a business combination are recognized only if such assets arise from a contractual or other legal right and are separable, that is, capable of being sold, transferred, licensed, rented, or exchanged. Intangible assets acquired in a business combination that do not meet this criteria are considered a component of goodwill. As of January 1, 2002, the Company reclassified approximately $1.9 million, net of accumulated amortization, of intangible assets associated with acquired employee workforce from intangible assets to goodwill, which in accordance with SFAS No. 142, are no longer separately identifiable from goodwill. As of December 31, 2003, the Company has approximately $13.3 million of intangible assets ($5.2 million net of accumulated amortization) related to contracts and related customer relationships intangible assets, which are being amortized straight-line over periods of up to 5.3 years.

Software development costs represent expenditures for the development of software products that have been capitalized in accordance with Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* Amortization is computed on an individual product basis and is the greater of (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues for that product or (b) the amount computed using the straight-line method over the remaining estimated economic useful life of the product. The Company uses economic lives ranging from one to three years for all capitalized software development costs. Amortization of software development costs begins when the software product is available for general release to customers. As of December 31, 2001, approximately $4.8 million had been capitalized for software development, all of which had been amortized. There were no capitalized software costs after 2001 due to the curtailment of operations of CITI-SIUSS.

(h) Revenue Recognition

For each of the years ended December 31, 2003, 2002 and 2001, in excess of 95% of the Company's revenues were derived from services performed under contracts that may be categorized into three primary types: time and materials, cost-plus reimbursement and firm fixed price. For the year ended December 31, 2003, approximately 38% of the Company's contracts were time and material, 32% cost-plus and 30% fixed price (a substantial majority of which are firm fixed price level of effort). Revenue for time and materials contracts is recognized as time is spent at hourly rates, which are negotiated with the customer. Revenue is recognized under cost-plus contracts on the basis of direct and indirect costs incurred plus a negotiated profit calculated as a percentage of costs or as performance-based award fee. For cost-plus award fee type contracts, the expected fee to be awarded by the customer is recognized at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the customer regarding the Company's performance, including any interim performance evaluations rendered by the customer. Revenues are recognized under substantially all fixed price contracts based on the percentage-of-completion basis, using the cost-to-cost method for all services provided. For non-service related fixed price contracts, revenues are recognized as units are delivered (the units-of-delivery method). In addition, the Company evaluates its contracts for multiple deliverables which may require the segmentation of each deliverable into separate accounting units for proper revenue recognition.

The Company recognizes revenues under its federal government contracts when a contract is executed, the contract price is fixed and determinable, funding has been received, delivery of the services or products has occurred and collectibility of the contract price is considered probable. The Company contracts with agencies of the federal government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or ratably throughout the term of the contract as the services are provided. From time to time the Company may proceed with work based on customer direction pending finalization and signing of formal funding documents. The Company has an internal process for approving any such work. All revenue recognition is deferred during periods in which funding is not received. Allowable contract costs incurred during such periods are deferred if the receipt of funding is assessed as probable. In evaluating the probability of funding being received, the Company considers its previous experience with the customer, communications with the customer regarding funding status, and the Company's knowledge of available funding for the contract or program. If funding is not assessed as probable, costs are expensed as they are incurred.

The Company recognizes revenues under its federal government contracts based on allowable contract costs, as mandated by the federal government's cost accounting standards. The costs the Company incurs under federal government contracts are subject to regulation and audit by certain agencies of the federal government. Contract cost disallowances, resulting from government audits, have not historically been significant. The Company may be exposed to variations in profitability, including potential losses, if the Company encounters variances from estimated fees earned under award fee contracts and estimated costs under fixed price contracts.

Contract revenue recognition inherently involves estimation. Examples of such estimates include the level of effort needed to accomplish the tasks under the contract, the cost of those efforts, and a continual assessment of our progress toward the completion of the contract. From time to time, circumstances may arise which require us to revise the Company's estimated total revenue or costs. Typically, these revisions relate to contractual changes involving its services. To the extent that a revised estimate affects contract revenue or profit previously recognized, the Company records the cumulative effect of the revision in the period in which it becomes known. In addition, the full amount of an anticipated loss on any type of contract is recognized in the period in which it becomes known.

Software revenue is generated from licensing software and providing services, including maintenance and technical support, and consulting. The Company recognizes the revenue when the license agreement is signed, the license fee is fixed and determinable, delivery of the software has occurred, and collectibility of the fee is considered probable. The Company's software license sales including maintenance and consulting services are recognized at their fair values when all other recognition criteria are met. Service revenues consists of maintenance and technical support and is recognized ratably over the service period. Other service revenues are recognized as the related services are provided. Revenues from sales of products are generally recognized upon acceptance by the customer, which is typically within thirty days of shipment. Subsequent to the curtailment of operations of CITI-SIUSS in 2001 (see note 3(b)), there have been no new product or license sales. All software revenue recognized in 2002 relates to maintenance services provided on existing software arrangements. There were no CITI-SIUSS software revenues in 2003.

Amounts collected in advance of being earned are recognized as deferred revenues.

(i) Costs of Acquisitions

Costs incurred on successful acquisitions are capitalized as a cost of the acquisition, while costs incurred by the Company for unsuccessful or terminated acquisition opportunities are expensed when the Company determines that the opportunity will no longer be pursued. Costs incurred on probable acquisitions are deferred.

(j) Income Taxes

The Company calculates its income tax provision using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date.

(k) Foreign Currency Translation and Transactions

The balance sheets of the Company's foreign subsidiaries are translated to U.S. dollars for consolidated financial statement purposes using the current exchange rates in effect as of the balance sheet date. The revenue and expense accounts of foreign subsidiaries are converted using the weighted

Notes to Consolidated Financial Statements *(continued)*

December 31, 2003 and 2002

average exchange rate during the period. Gains or losses resulting from such translations are included in accumulated comprehensive income (loss) in stockholders' equity (deficit). Gains and losses from transactions denominated in foreign currencies are included in current period income. Foreign currency transaction gains and losses were not significant for the years ended December 31, 2003, 2002 and 2001.

(l) Accounting for Stock-Based Compensation

The Company accounts for employee stock-based compensation plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25 ("APB No. 25"), *Accounting for Stock Issued to Employees, and Related Interpretations.* The Company has an employee stock option plan. Compensation expense for stock options granted to employees is recognized based on the difference, if any, between the fair value of the Company's common stock and the exercise price of the option at the date of grant. The Company has also granted stock appreciation rights to certain of its directors. Through 2001, the Company recognized an insignificant amount of compensation expense associated with the stock appreciation rights equal to the excess fair value of the underlying stock at each reporting period. The Company discloses the pro forma effect on net income (loss) as if the fair value based method of accounting as defined in Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), *Accounting for Stock-Based Compensation* had been applied.

The Company accounts for stock options granted to non-employees using the fair value method of accounting as prescribed by SFAS No. 123. Compensation expense related to stock options granted to non-employees is not significant.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation:

(in thousands, except per share data)	**2003**	2002	2001
Net income (loss), as reported	**$36,190**	$26,444	$ (82)
Add: Stock-based compensation recorded	**3**	—	—
Deduct: Total stock-based compensation expense determined under fair value method, net of tax	**(3,749)**	(3,477)	(1,206)
Pro forma net income (loss)	**$32,444**	$22,967	$(1,288)
Earnings (loss) per share:			
Basic—as reported	**$ 1.04**	$ 0.82	$ (0.01)
Basic—pro forma	**$ 0.93**	$ 0.71	$ (0.05)
Diluted—as reported	**$ 0.98**	$ 0.78	$ (0.01)
Diluted—pro forma	**$ 0.88**	$ 0.68	$ (0.05)

(m) Fair Value of Financial Instruments

The carrying amounts of accounts receivable, accounts payable and accrued liabilities approximate their fair values as of December 31, 2003 and 2002, due to the relatively short duration of these financial instruments. Except for the senior subordinated notes payable and the subordinated notes payable to stockholders, the carrying amounts of the Company's indebtedness approximate their fair values as of December 31, 2003 and 2002, as they bear interest rates that approximate the market. The fair value of the senior subordinated notes payable on principal amounts of $1.9 million and $75.0 million, based on quoted market value, was approximately $2.1 million and $81.0 million as of December 31, 2003 and 2002, respectively.

(n) Derivative Instruments and Hedging Activities

The Company accounts for derivatives and hedging activities in accordance with Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), *Accounting for Derivative Instruments and Hedging Activities,* as amended, which requires that derivative instruments be recognized at fair value in the balance sheet. The Company has entered into certain interest rate swap agreements, which are accounted for under SFAS No. 133. Changes in the fair value of derivative instruments that qualify as effective hedges of cash flows are recognized as a component of other comprehensive income (loss). Changes in the fair value of derivative instruments for all other hedging activities, including the ineffective portion of cash flow hedges, are recognized in current period earnings.

(o) Earnings (Loss) Per Common Share

The Company computes earnings (loss) per common share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), *Earnings Per Share.* Under the provisions of SFAS No. 128, basic earnings (loss) per common share is computed by dividing the net earnings (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share is computed by dividing net earnings (loss) for the period by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Potentially dilutive common equivalent shares are comprised of the Company's employee stock options and shares associated with the Company's subordinated convertible note payable prior to the Company's IPO.

(p) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the carrying amounts of reported assets and liabilities, including property, plant, and equipment, intangible assets and goodwill, valuations for income taxes and accounts receivable, and the valuation of derivative instruments and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(q) Stock Split

Effective February 19, 2002, the Company increased the aggregate authorized shares of its common stock to 37,503,000 shares, and authorized a 2,449.95-for-1 common stock split. All references to the number and per share amounts relating to the Company's common shares have been retroactively restated for the stock split.

(r) Reclassification Pursuant to SFAS 145

In April 2002, the Financial Accounting Standards Board issued Statement 145 ("SFAS No. 145"), *Rescission of FASB Statements No. 4, 44, and 64, Amendment to FASB Statement 13, and Technical Corrections.* SFAS No. 145 addresses the reporting of gains and losses from extinguishment of debt and rescinds FASB Statements 4 and 64. Under the new standard, only gains and losses from extinguishments meeting the criteria of Accounting Principles Board Opinion No. 30 would be classified as extraordinary items. Thus, gains or losses arising from extinguishments of debt that are part of the Company's recurring operations would not be reported as extraordinary items. Upon adoption, previously reported extraordinary gains or losses not meeting the requirements for classification as such in accordance with Accounting Principles Board Opinion No. 30 were required to be reclassified for all periods presented. The Company adopted SFAS No. 145 as of January 1, 2003, and as a result, the Company reclassified $4.2 million ($2.6 million net of tax) of losses and $519,000 ($330,000 net of tax) of gains previously recorded as extraordinary items for the year ended December 31, 2002 and 2001, respectively, to interest expense. Additionally, the tax impact as a result of these reclassifications has been adjusted in the tax provision amounts shown.

(s) Recently Issued Accounting Pronouncements

In December 2002, the Emerging Issue Task Force, or ("EITF"), issued a consensus on Issue 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables.* EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. It also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement. EITF 00-21 does not apply to deliverables in arrangements to the extent the accounting for such deliverables is within the scope of other existing higher-level authoritative accounting literature. The effective date of EITF 00-21 for the Company is July 1, 2003. The adoption of EITF 00-21 did not have a significant impact on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment to Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the financial condition or the operating results of the Company.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* SFAS No. 150 establishes standards for how certain free standing financial instruments with characteristics of both liabilities and equity are classified and measured. Financial instruments within the scope of SFAS No. 150 are required to be recorded as liabilities (or assets in certain circumstances) which may require reclassification of amounts previously reported in equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The cumulative effect of a change in accounting principle should be reported for financial instruments created before the issuance of this Statement and still existing at the beginning of the period of adoption. The adoption of SFAS No. 150 did not have an impact on the financial condition or the operating results of the Company.

In December 2003, the FASB issued Interpretation No. 46(R), ("Interpretation No. 46(R)"), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.* Interpretation No. 46(R) provides guidance for identifying a controlling interest in a Variable Interest Entity, or "VIE," established by means other than voting interests. Interpretation No. 46(R) also requires consolidation of a VIE by an enterprise that holds such a controlling interest. The effective date for interests qualifying as VIEs is December 31, 2003. The Company does not have any interests qualifying as VIEs, including residual value guarantees or fixed purchase options under leases as of December 31, 2003. As a result, Interpretation No. 46(R) does not have an impact on its consolidated financial statements.

(3) Sales and Closure of Businesses

(a) Sale of CITE

On June 29, 2001, the Company sold its Center for Information Technology Education ("CITE") business to a subsidiary of Pinnacle Software Solutions, Inc. for a total purchase price of $100,000, of which $50,000 was paid on the date of closing, with the remainder due and paid in six equal, monthly payments of approximately $8,300 beginning on August 1, 2001. CITE provided evening and weekend training for individuals to attain certification in Oracle developer and Java. Revenues generated by CITE were approximately $1.2 million for the year ended December 31, 2001. As of the date of sale, the carrying value of the net assets of CITE was approximately zero, resulting in a gain on the sale of the business of approximately $100,000.

(b) Curtailment of Operations of CITI-SIUSS LLC

During 1999, the Company and Criminal Investigative Technology, Inc. ("CITI") entered into a joint venture ("CITI-SIUSS LLC"), formerly known as Anteon-CITI LLC (the "Venture"). The Venture developed and marketed certain investigative support products and services. At the date of formation, CITI contributed certain assets to the Venture. The Company has the sole ability to control the management and operations of CITI-SIUSS LLC and, accordingly, consolidated its results. Under the joint venture agreement, the Company was allocated 98% of the profits and losses of CITI-SIUSS until its investment in the Venture was recovered, at which time profits and losses were shared based on the respective ownership interests of the joint venturers. As the Company had not yet recovered its investment, 98% of the Venture's losses had been allocated to the Company and 2% recognized as minority interest in losses in the Consolidated Statements of Operations. Upon the occurrence of certain events, the Company had the option to purchase the 50% interest owned by CITI, at a formula price as included in the joint venture agreement.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2003 and 2002

On June 22, 2001, the Company decided to cease software development operations of the Venture because it concluded that the Venture was not likely to establish a self-supporting business without significant capital contributions. Revenues generated by the Venture were approximately $1.5 million for the year ended December 31, 2001. Operating losses were approximately $2.6 million for the year December 31, 2001. The Venture was obligated to provide maintenance and support services on existing contracts through June 30, 2002. Upon the completion of this obligation, the Company anticipated that no excess proceeds would be available to the Company or the minority interest party in the Venture. Accordingly, the remaining minority interest of approximately $487,000 was reversed during the quarter ended June 30, 2001, and the resulting gain was included in gains on sales and closures of businesses in the accompanying Consolidated Statement of Operations.

(c) Sale of Interactive Media Corporation

On July 20, 2001, the Company sold all of the stock in Interactive Media Corporation ("IMC") for $13.5 million in cash, subject to adjustment based on the amount of working capital (as defined in the sale agreement) as of the date of sale. In addition, the Company had a contingent right to receive an additional $500,000 in cash based on IMC's performance from the date of closing through the end of calendar year 2001. Prior to the sale, IMC transferred to the Company the assets of the government division of IMC, which specializes in training services primarily to the government marketplace. Accordingly, at the date of sale, IMC provided training services to customers primarily in the commercial marketplace. For the commercial division, revenues were approximately $11.7 million for the year ended December 31, 2001. Operating loss was approximately $(41,000) for the year ended December 31, 2001. With respect to the working capital adjustment, the Company had reserved approximately $550,000 of the gain on the sale at the time of closing. Subsequently, the Company reached an agreement with the purchaser of IMC to settle the adjustment in the amount of $475,000 as a result of working capital deficiencies at the closing of the transaction. The Company paid this amount to the purchaser on June 14, 2002. The remaining $75,000 reserve related to a retention bonus which was paid to a key employee of IMC during the year ended December 31, 2002. The total gain recognized on the sale of IMC in 2001 was approximately $3.5 million.

As a result of the sale of IMC, the Company realized an income tax benefit of approximately $1.6 million relating to differences between the income tax and financial statement carrying amounts of the Company's investment in IMC. Approximately $760,000 of this benefit resulted from differences that existed as of the date of the Company's acquisition of A&T, of which IMC was a subsidiary. Accordingly, during the third quarter of 2001, the Company recognized the income tax benefit related to the pre-acquisition difference as a reduction of goodwill from the acquisition of A&T, and recognized the remaining tax benefit of $790,000 as a reduction of income tax expense.

(d) Closure of South Texas Ship Repair

On December 19, 2001, the Company decided to close the South Texas Ship Repair ("STSR") business, which was acquired as part of the Sherikon acquisition in October 2000. STSR specialized in the repair of ships for both government and commercial customers. Revenues were $3.3 million and operating loss was $(2.1) million for the year ended December 31, 2001. In conjunction with the closure of STSR, the Company recognized a charge of approximately $1.0 million for the write-down of goodwill from the Sherikon acquisition, which was attributable to STSR. This charge is included in goodwill amortization in the accompanying Consolidated Statement of Operations, for the year ended December 31, 2001. The remaining expected costs of fulfilling STSR's existing contracts of approximately $169,000 have been accrued as of December 31, 2003.

(4) Acquisitions

(a) The Training Division of SIGCOM, Inc.

On July 20, 2001, the Company acquired the assets, contracts and personnel of the training division of SIGCOM, Inc. ("SIGCOM"). The principal business of the training division of SIGCOM's is the design, construction, instrumentation, training and maintenance of simulated live-fire training facilities to help acclimate members of the armed forces to combat conditions for mobile operations on urban terrain. The company's primary reason for acquiring SIGCOM was the significant capabilities of SIGCOM that augment the Company's defense training capabilities. The total purchase price was $11.0 million, excluding $409,000 of transaction costs, of which $10.0 million was paid in cash to the seller and $1.0 million of which was placed in escrow to secure the seller's obligations to indemnify the Company for certain potential liabilities which were not assumed. Transaction costs included a $100,000 fee paid to Caxton-Iseman Capital, Inc., an affiliate of and advisor to the Company. The transaction was accounted for using the purchase method, whereby the net tangible and identifiable intangible assets acquired and liabilities assumed were recognized at their estimated fair market values at the date of acquisition. The Company allocated approximately $4.1 million of the purchase price to accounts receivable, approximately $1.5 million to acquired accounts payable and accrued liabilities, and $440,000 to an intangible asset related to contract backlog, which was amortized over a two-year period, in accordance with SFAS No. 142. Approximately $8.1 million has been allocated to tax deductible goodwill arising from the acquisition, which in accordance with SFAS No. 142, is not being amortized (see note 2(f)).

(b) Information Spectrum, Inc.

On May 23, 2003, the Company purchased all of the outstanding stock of Information Spectrum, Inc. ("ISI"), a provider of credential card technologies, military logistics and training systems, based in Annandale, Virginia, for a total purchase price of approximately $91.6 million, excluding transactions costs of approximately $737,000. The transaction was accounted for in accordance with SFAS No. 141, *Business Combinations*, whereby the net tangible and identifiable intangible assets acquired and liabilities assumed were recognized at their estimated fair market values at the date of acquisition, based on estimates made by management. The identifiable intangible assets consisted of $4.8 million of contracts and related customer relationships and $500,000 for the value of a noncompete agreement. The value of the contracts and related customer relationships is based, in part, on an independent appraisal and other studies performed by the Company. The contracts and related customer relationships are being amortized straight-line over its expected useful life of approximately 5.3 years. The noncompete agreement value was based on the consideration paid for the agreement and is being amortized straight-line over the three-year term of the agreement. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill arising from the transaction is not being amortized.

The total purchase price paid, including transaction costs, of $92.4 million was allocated to the assets acquired and liabilities assumed as follows (in thousands):

Accounts receivable	$ 22,792
Prepaid and other current assets	764
Property and equipment	3,312
Other assets	120
Current income tax receivable	655
Accounts payable and accrued expenses	(11,186)
Deferred income tax, net	(458)
Deferred revenue	(2,645)
Other liabilities	(558)
Contracts and customer relationships	4,751
Goodwill	74,335
Noncompete agreement	500
Total consideration	$ 92,382

Unaudited Pro Forma Data

The following unaudited pro forma summary presents consolidated information as if the acquisition of ISI and SIGCOM had occurred as of January 1, 2001. The pro forma summary is provided for informational purposes only and is based on historical information that does not necessarily reflect actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined entities (in thousands, except per share data):

	2003	2002	2001
Total revenues	**$1,096,152**	$955,590	$826,298
Total expenses	**1,059,467**	927,976	823,395
Net income	**$ 36,685**	$ 27,614	$ 2,903
Basic earnings per common share	**$ 1.05**	$ 0.86	$ 0.12
Diluted earning per common share	**$ 0.99**	$ 0.81	$ 0.12

(5) Accounts Receivable

The components of accounts receivable as of December 31, 2003 and 2002, are as follows (in thousands):

	2003	2002
Billed and billable	**$198,144**	$179,216
Unbilled	**22,210**	8,929
Retainages due upon contract completion	**6,705**	5,162
Allowance for doubtful accounts	**(4,122)**	(4,248)
Total	**$222,937**	$189,059

In excess of 95% of the Company's revenues for each of 2003, 2002 and 2001 have been earned, and accounts receivable as of December 31, 2003 and 2002 are due, from agencies of the U.S. federal government. Unbilled costs and fees and retainages billable upon completion of contracts are amounts due primarily within one year and will be billed on the basis of contract terms and delivery schedules.

The accuracy and appropriateness of the Company's direct and indirect costs and expenses under its government contracts, and therefore its accounts receivable recorded pursuant to such contracts, are subject to extensive regulation and audit, including by the U.S. Defense Contract Audit Agency ("DCAA") or by other appropriate agencies of the U.S. government. Such agencies have the right to challenge the Company's cost estimates or allocations with respect to any government contract. Additionally, a substantial portion of the payments to the Company under government contracts are provisional payments that are subject to potential adjustment upon audit by such agencies. Incurred cost audits have been completed by DCAA through 2001. Historically, such audits have not resulted in any significant disallowed costs. Although the Company can give no assurances, in the opinion of management, any adjustments likely to result from inquiries or audits of its contracts would not have a material adverse impact on the Company's financial condition or results of operations.

(6) Property and Equipment

Property and equipment consists of the following as of December 31, 2003 and 2002 (in thousands):

	2003	2002
Land	**$ 393**	$ 393
Buildings	**1,581**	1,717
Computer hardware and software	**19,686**	13,348
Furniture and equipment	**6,732**	8,697
Leasehold improvements	**6,856**	4,808
	35,248	28,963
Less: Accumulated depreciation and amortization	**(22,489)**	(18,971)
Total	**$ 12,759**	$ 9,992

Notes to Consolidated Financial Statements *(continued)*

December 31, 2003 and 2002

(7) Accrued Expenses

The components of accrued expenses as of December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Accrued payroll and related benefits	**$52,602**	$38,819
Accrued subcontractor costs	**25,987**	13,396
Accrued interest	**153**	1,138
Other accrued expenses	**6,726**	4,250
Total	**$85,468**	$57,603

(8) Indebtedness

(a) Credit Agreement

On June 23, 1999, the Company entered into a Credit Agreement ("Credit Facility") with a syndicate of nine commercial banks. Under the terms of the Credit Facility, the Company entered into promissory notes with aggregate available financing facilities of $180.0 million. The Credit Facility was comprised of a revolving credit facility for aggregate borrowings of up to $120.0 million ("Revolving Facility"), as determined based on a portion of eligible billed accounts receivable and a portion of eligible unbilled accounts receivable and the ratio of net debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined in the Credit Facility, and maturing on June 23, 2005; and a $60.0 million note ("Term Loan") with principal payments due quarterly commencing June 30, 2001, and $15.0 million at maturity on June 23, 2005. However, under certain conditions related to excess annual cash flow, as defined in the agreement, and the receipt of proceeds from certain asset sales, and debt or equity issuances, the Company was required to prepay, in amounts specified in the agreement, borrowings under the Term Loan. Due to excess cash flows, as defined, generated in 2001, an additional principal payment of $10.7 million was paid under the term loan on March 14, 2002. A portion of the net proceeds from the IPO were used to make an additional principal payment of $11.4 million in March 2002. As a result of the permanent reduction of a portion of its debt under the term loan, the Company wrote off a proportionate amount of the unamortized deferred financing fees related to the portion of the term loan that was repaid. The write-off of $304,000 has been reflected as interest expense in the accompanying Consolidated Statement of Operations for the year ended December 31, 2002. Effective October 21, 2002, this Credit Facility was replaced by an Amended and Restated Credit Agreement, as discussed below.

Under the Credit Facility, the interest rate on both the Revolving Facility and the Term Loan was at a floating rate based upon, at the Company's option, LIBOR, or the Alternate Base Rate ("ABR"), which is the higher of Credit Suisse First Boston's ("CSFB") prime rate (less one quarter of one percent) and the Federal Funds Effective Rate, plus one half of one percent, in each case plus a margin determined based on the Company's ratio of net debt to EBITDA. Interest was payable on the last day of each quarter. During the years ended December 31, 2002 and 2001, the interest rates on the Revolving Facility and Term Loan ranged from 3.53 percent to 6.00 percent and 4.61 percent to 11.75 percent, respectively.

(b) Amended and Restated Credit Agreement of October 21, 2002

On October 21, 2002, the Company entered into an amendment and restatement of its existing Credit Agreement (the "2002 Amended and Restated Credit Agreement"). Pursuant to the terms of the Amended and Restated Credit Agreement, the Credit Facility was amended to allow for the following: (1) a $200.0 million senior secured revolving credit facility (the "Revolving Credit Facility"); and (2) a $22.3 million three-year senior secured term loan facility (the "Term Loan Facility"). The aggregate amount available for borrowing under the Revolving Credit Facility was determined based on a portion of eligible accounts receivable. In general, the Company's borrowing availability under the Revolving Credit Facility was subject to its borrowing base (defined as portions of eligible billed and unbilled accounts receivable) and the Company's ratio of net debt to EBITDA and net senior debt to EBITDA, as defined in the Amended and Restated Credit Agreement. The Company incurred approximately $626,000 in expenses related to this Amended and Restated Credit Agreement. These expenses have been capitalized as additional deferred financing fees and are being amortized over the remaining term of the Revolving Credit Facility.

Borrowings under the Term Loan Facility and the Revolving Credit Facility would have matured on June 30, 2005. Borrowings under the Revolving Credit Facility and Term Loan Facility bore interest at a floating rate based upon, at the Company's option, LIBOR, or the ABR, which is the higher of CSFB prime rate (less one quarter of one percent) and the Federal Funds Effective Rate, plus one half of one percent, in each case plus a margin determined based upon our ratio of net debt to EBITDA (as defined in the Amended and Restated Credit Agreement). In certain cases, the Company was required to make excess cash payments (as defined in the Amended and Restated Credit Agreement) to the extent certain conditions and ratios are met. From January 1, 2003 through December 18, 2003 and from the date of the amendment through December 31, 2002, the interest rates for the Term Loan Facility and the Revolving Credit Facility ranged from 3.35 percent to 5.25 and 3.63 percent to 5.75 percent, respectively. Effective December 19, 2003, this credit facility was replaced by an additional Amended and Restated Credit Agreement, as discussed below.

(c) Amended and Restated Credit Agreement of December 19, 2003

On December 19, 2003, the Company entered into an amended and restated credit agreement (the "2003 Amended and Restated Credit Agreement") related to our Credit Facility. This current amendment and restatement, among other things, provides for the following: (1) a new Term Loan B under the Term Loan Facility in the amount of $150.0 million with a maturity date of December 31, 2010; (2) the extension of Revolving Credit Facility's maturity date to December 31, 2008; (3) the repayment of the outstanding balance of approximately $18.4 million of the Term Loan A; and (4) the financing of the tender offer and consent solicitation made on November 23, 2003, related to the outstanding Senior Subordinated Notes (see below). In addition, the 2003 Amended and Restated Credit Agreement permits the Company to raise up to $200.0 million of additional debt in the form of additional term loans, subordinated debt or revolving loans, with certain restrictions on the amount of revolving loans. All borrowings under the 2003 Amended and Restated Credit Agreement are subject to financial covenants customary for such financings, including, but not limited to: maximum ratio of net debt to EBITDA (as defined in the 2003 Amended and Restated Credit Agreement) and maximum ratio of senior debt to EBITDA. For the year ended December 31, 2003, the aggregate fees the Company paid to non-officer directors exceeded the ceiling limitation set forth in its 2003 Amended and Restated Credit Agreement by approximately $20,000, principally because of the timing of such payments. The Company's lenders have determined that this limit on aggregate annual non-officer director fees, which originated several years before the Company completed its initial public offering of common stock in March 2002, is not typical for a publicly traded company. Consequently, the Company's lenders granted a waiver for its compliance with this covenant provision for the year ended December 31, 2003 and have eliminated this limitation for the remaining term of the 2003 Amended and Restated Credit Agreement. For the year ended December 31, 2003, the Company was in compliance with all other covenants required by its 2003 Amended and Restated Credit Agreement. Additionally, as a result of the changes made in this amendment and restatement, revolving loans are based upon an asset test or maximum ratio of net eligible accounts receivable to revolving loans. From the date of the amendment through December 31, 2003, the interest rates for the Term Loan Facility and the Revolving Credit Facility ranged from 3.16 percent to 5.00 percent.

In connection with the repayment of the Term A Loan, the Company wrote off the related unamortized deferred financing fees. The write-off of $485,000 has been reflected as interest expense in the accompanying Consolidated Statement of Operations for the year ended December 31, 2003.

All of the Company's existing and future domestic subsidiaries unconditionally guarantee the repayment of amounts borrowed under the 2003 Amended and Restated Credit Agreement. The 2003 Amended and Restated Credit Agreement is secured by substantially all of the Company's and its domestic subsidiaries' tangible and intangible assets, including substantially all of the capital stock of the Company's subsidiaries.

The 2003 Amended and Restated Credit Agreement also permits the Company to elect from time to time to (i) repurchase certain amounts of its subordinated debt and outstanding common stock from its share of excess cash flow (as defined in the 2003 Amended and Restated Credit Agreement); and (ii) repurchase certain amounts of its subordinated debt from it share of net cash proceeds of issuances of equity securities.

The 2003 Amended and Restated Credit Agreement contains customary events of default, certain of which allow for grace periods.

As of December 31, 2003 and 2002, the outstanding amounts under the 2002 and 2003 Amended and Restated Credit Agreement were as follows (in thousands):

	2003	2002
Revolving Credit Facility	**$ 4,400**	$ 7,000
Term Loan A	**—**	21,201
Term Loan B	**150,000**	—
Total debt	**154,400**	28,201
Less: Current installments	**(1,500)**	(3,798)
Long-term debt, excluding current installments	**$152,900**	$24,403

The remaining available borrowings under the Revolving Credit Facility as of December 31, 2003 were $112.7 million. As of December 31, 2003, the 2003 Amended and Restated Credit Agreement would have permitted additional borrowings of up to $203.7 million.

For the years ended December 31, 2003, 2002 and 2001, total interest expense incurred on the Revolving Credit Facility was approximately $1.9 million, $1.1 million, and $2.7 million, respectively. For the years ended December 31, 2003, 2002 and 2001, total interest expense incurred on the Term Loan A was approximately $700,000, $1.2 million, and $4.1 million, respectively. For the year ended December 31, 2003, total interest expense incurred on the Term Loan B was approximately $156,000.

(d) Senior Subordinated Notes Payable

On May 11, 1999, the Company sold $100.0 million, in aggregate principal amount of 12% senior subordinated notes due 2009, or "12% Notes." The proceeds of the issuance of the 12% Notes were principally used to purchase Analysis & Technology, Inc. The 12% Notes are subordinate to the Company's 2003 Amended and Restated Credit Facility but rank senior to any other subordinated indebtedness. The 12% Notes mature May 15, 2009 and interest is payable semi-annually on May 15 and November 15. The Company used net proceeds from its initial public offering ("IPO") to redeem $25.0 million principal amount of its 12% Notes on April 15, 2002. In addition, as a result of the redemption of the $25.0 million principal amount of the Company's 12% Notes, the Company incurred a $3.0 million prepayment premium and wrote off a proportionate amount of approximately $928,000 of the unamortized deferred financing fees related to the portion of the 12% Notes that were repaid. The prepayment premium and write-off of deferred financing fees for both the term loan and the 12% Notes totaling $4.2 million, have been reflected as interest expense in the accompanying Consolidated Statement of Operations for the year ended December 31, 2002.

December 23, 2003, the Company repurchased $73.1 million in aggregate principal amount, or approximately 97% of the outstanding 12% Notes. As of the expiration date of the tender offer and December 31, 2003, approximately $1.9 million in aggregate principal amount remained outstanding, which is callable on May 15, 2004. The repurchase price for the 12% Notes

Notes to Consolidated Financial Statements *(continued)*

December 31, 2003 and 2002

was $1,110.95 per $1,000 principal amount of Notes tendered prior to December 5, 2003, the Consent Date. The repurchase price for those Notes tendered after December 5, 2003 was $1,090.95 per $1,000 principal amount of the 12% Notes, which excludes the consent payment of $20.0 per $1,000 principal amount. The aggregate repurchase price for all of the 12% Notes validly surrendered for repurchase and not withdrawn was approximately $81.2 million. In addition, as a result of the tender offer, the Company incurred a $7.2 million bond premium and consent payment and wrote off approximately $2.1 million of the unamortized deferred financing fees related to the portion of the 12% Notes that were repurchased. The tender premium, consent payment and write-off of deferred financing fees have been reflected as interest expense in the accompanying Consolidated Statement of Operations for the year ended December 31, 2003.

Total interest expense for the 12% Notes incurred during 2003, 2002 and 2001 was approximately $8.8 million, $9.9 million, and $12.0 million, respectively.

(e) Subordinated Notes Payable

In connection with the purchase of Sherikon, Inc. in 2000, the Company entered into subordinated promissory notes with the Sherikon, Inc. shareholders as of the date of acquisition in the aggregate principal amount of $7.5 million, discounted to approximately $6.5 million. During 2001, $5.0 million of the subordinated promissory notes were repaid. The remaining $2.5 million of subordinated promissory notes were due on October 20, 2002. On October 18, 2002, the Company asserted an indemnification claim against the former shareholders of Sherikon, Inc. in an aggregate amount exceeding the $2.5 million promissory note. The Company has not made this $2.5 million scheduled payment pending resolution of the indemnification claim; however, $124,000 of interest has been accrued and outstanding as of December 31, 2003. During the year ended December 31, 2003, 2002 and 2001, total interest expense on the subordinated promissory notes with the Sherikon, Inc. shareholders was approximately $124,000, $232,000, and $665,000, respectively.

(f) Subordinated Note Payable to Ogden

As partial consideration for the acquisition of Anteon Virginia, the Company entered into a subordinated promissory note with Ogden in the principal amount of $8.5 million, bearing interest at 12% payable quarterly. The principal amount of the note was due in April 2004, but could be prepaid without penalty at any time prior to maturity. On June 29, 2001, Anteon Virginia purchased from Ogden the then outstanding principal amount of the subordinated note payable to Ogden due from the Company for $3.2 million in full settlement of the Company's obligation to Ogden. In connection with the payment, the Company recognized interest income of $519,000, on the retirement of the subordinated note payable to Ogden, which is included in interest expense, net of interest income, on the accompanying Consolidated Statement of Operations for the year ended December 31, 2001.

Total interest expense incurred on the subordinated note payable to Ogden for the year ended December 31, 2001 was approximately $86,000, respectively.

(g) Subordinated Notes Payable to Stockholders

Concurrent with the acquisition of Anteon Virginia, the Company and its majority stockholder at that time, Azimuth Technologies, L.P., and three other stockholders entered into subordinated promissory note agreements in the aggregate principal amount of $7.5 million, all bearing interest at 6%, which were payable quarterly. The principal amount of the notes was due in April 2004, but could be prepaid without penalty at any time prior to maturity. In March 2002, the Company used a portion of the net proceeds from its IPO to repay in full this subordinated promissory note.

Total interest expense incurred on the subordinated notes payable for the years ended December 31, 2002 and 2001 was approximately $90,000 and $450,000, respectively.

(h) Subordinated Convertible Note Payable—Related Party

On June 23, 1999, the Company and Azimuth Tech. II LLC, an affiliate of Azimuth Technologies, L.P., the Company's majority stockholder at that time, and Caxton-Iseman Capital, Inc., entered into a subordinated convertible promissory note agreement for $22.5 million. The note bore interest at 12%, with interest payable semi-annually each June 30 and December 31, through maturity on June 23, 2010. The Company could not prepay the note prior to December 23, 2001, unless there was a sale of the Company or an initial public offering of the Company's common stock. On or after December 23, 2001, the note could be prepaid by the Company without penalty. The note was convertible into the Company's non-voting common stock at the option of the holder at any time at the conversion price of $4.86 per share, subject to adjustment for stock splits, dividends and certain issuances of common stock. At the Company's option, accrued interest on the note could have been paid either in cash or additional notes which are identical to the above note, except that the additional notes were not convertible into shares of the Company's common stock. In March 2002, in connection with the Company's IPO, the Company repaid $4.4 million in accrued interest related to the note, and the $22.5 million principal amount subordinated convertible promissory note was converted pursuant to its terms into 4,629,232 shares of the Company's common stock at a conversion price of $4.86 per share.

During the years ended December 31, 2002 and 2001, the Company incurred approximately $667,000, and $3.2 million, respectively, of interest expense on these notes.

(i) Future Maturities

Scheduled future maturities under the Company's indebtedness, excluding the $2.5 million Subordinated Notes Payable, are as follows (in thousands):

Year Ending December 31,	
2004	$ 1,500
2005	1,500
2006	1,500
2007	1,500
2008	5,900
Thereafter	144,376
	$156,276

(j) Interest Rate Swap Agreements

OBJECTIVES AND CONTEXT

The Company uses variable-rate debt to finance its operations through its Revolving Facility and Term Loan B. These debt obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases.

Management believes it is prudent to limit the variability of a portion of its interest payments. It is the Company's objective to hedge a portion of its longer-term variable interest payments for the 2003 Amended and Restated Credit Agreement.

STRATEGIES

To meet this objective, management enters into various interest rate swap derivative contracts to manage fluctuations in cash flow resulting from fluctuations in interest rates.

The interest rate swaps change the variable-rate cash flow exposure on the Company's long-term debt obligations to fixed-rate cash flows by entering into receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating fixed-rate long-term debt.

The Company does not enter into derivative instruments for any purpose other than cash flow hedging purposes. That is, the Company does not speculate using derivative instruments.

RISK MANAGEMENT POLICIES

The Company assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

The Company monitors interest rate cash flow risk attributable to both the Company's outstanding or forecasted debt obligations as well as the Company's offsetting hedge positions and estimates the expected impact of changes in interest rates on the Company's future cash flows.

Upon adoption of SFAS No. 133, the fair value of interest rate swaps was recorded as a transition adjustment to accumulated other comprehensive income. This resulted in a decrease of $629,000, net of tax, to accumulated other comprehensive income as of January 1, 2001. Changes subsequent to January 1, 2001 in the fair value of interest rate swaps designed as hedging instruments of the variability of cash flows associated with floating-rate, long-term debt obligations are reported in accumulated other comprehensive income (loss). These amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affects earnings.

During the year ended December 31, 2002, the Company exercised its cancellation rights under certain interest rate swap agreements and cancelled $30.0 million notional amount of such agreements. These interest rate swap agreements related primarily to term loan obligations that had been permanently reduced. Interest expense for the year ended December 31, 2002 included losses of $1.9 million associated with these cancellations.

Over the next twelve months, approximately $230,000 of losses in accumulated other comprehensive loss related to the interest rate swaps are expected to be reclassified into interest expense as a yield adjustment of the hedged debt obligation. As of December 31, 2003, the fair value of the Company's interest swap agreements resulted in a net liability of $230,000 and has been included in other current liabilities.

The Company's interest rate swap agreements effectively changed the Company's interest rate exposure for the following amounts, as of December 31, 2003, to the following fixed rates:

Date of Swap Agreement	Notional Amount	Maturity of Swap Agreement	Effective Fixed Rate of Interest	Fair Value as of December 31, 2003 *(in thousands)*
June 2001	$10 million	June 30, 2004	5.78%	$(230)

The fair value of interest rate swaps is the estimated amount, based on quoted market prices, that the counterparty would (receive) pay to terminate the swap agreements at December 31, 2003.

(9) Capital Stock

The Company's authorized capital stock currently consists of 175,000,000 shares of common stock and 15,000,000 shares of preferred stock.

The holders of the Company's common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of the Company's common stock are entitled to receive dividends, when, and if declared by the Company's board out of legally available funds. Upon the Company's liquidation or dissolution, the holders of common stock will be entitled to share ratably in the Company's assets legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock, which may be issued in the future.

On December 17, 2003, the Company registered approximately 11.1 million shares of its common stock for sale in an underwritten offering pursuant to a registration statement on Form S-3 filed with the SEC. These securities may be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2003 and 2002

Preferred Stock

The Company's preferred stock may be issued from time to time in one or more series. The Company's board is authorized to fix the dividend rights, dividend rates, any conversion rights or right of exchange, any voting rights, rights and terms of redemption, the redemption price or prices, the payments in the event of liquidation, and any other rights, preferences, privileges, and restrictions of any series of preferred stock and the number of shares constituting such series and their designation. The Company has no present plans to issue any shares of preferred stock other than in connection with the rights distribution described below.

Depending upon the rights of such preferred stock, the issuance of preferred stock could have an adverse effect on holders of the Company's common stock by delaying or preventing a change in control, adversely affecting the voting power of the holders of common stock, including the loss of voting control to others, making removal of the present management more difficult, or resulting in restrictions upon the payment of dividends and other distributions to the holders of common stock.

Rights Agreement

In connection with the Company's IPO, the Company distributed one preferred share purchase right for each outstanding share of common stock to the stockholders of record on that date (the "Rights Agreement"). Under the Company's Rights Agreement, each right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, par value $0.01 per share, at a price of $76.50 per one one-thousandth of a share, under certain circumstances provided for in the Rights Agreement.

Until a "separation date" (as defined in the Rights Agreement) occurs, the rights will:

- Not be exercisable;
- Be evidenced by certificates that represent shares of the Company's common stock; and
- Trade with the Company's common stock.

The rights will expire at the close of business on the ten-year anniversary of the Rights Agreement, unless earlier redeemed or exchanged by the Company.

(10) Income Taxes

The provisions for income taxes for the years ended December 31, 2003, 2002 and 2001, consist of the following (in thousands), respectively:

	Years Ended December 31,		
	2003	2002	2001
Current provision:			
Federal	**$21,718**	$10,245	$1,321
State	**2,305**	1,431	810
Foreign	**121**	119	62
Total current provision	**24,144**	11,795	2,193
Deferred provision:			
Federal	**(1,145)**	4,331	1,501
State	**(226)**	597	853
Foreign	—	—	55
Total deferred provision	**(1,371)**	4,928	2,409
Total income tax provision	**$22,773**	$16,723	$4,602

The income tax provisions for the years ended December 31, 2003, 2002 and 2001, respectively, are different from those computed using the statutory U.S. federal income tax rate of 35% as set forth below (in thousands):

	Years Ended December 31,		
	2003	2002	2001
Expected tax expense, computed at statutory rate	**$20,637**	$15,108	$1,582
State taxes, net of federal expense	**1,501**	1,259	1,259
Non-deductible expenses	**332**	330	304
Goodwill amortization	—	—	1,804
Secondary offering expenses	**265**	—	—
Increase in marginal federal rate	—	—	200
Stock basis difference on sale of subsidiary	—	—	(790)
Foreign rate differences	**(15)**	53	(21)
Other	**53**	(27)	264
	$22,773	$16,723	$4,602

The tax effect of temporary differences that give rise to the deferred tax assets and deferred tax liabilities as of December 31, 2003 and 2002 is presented below (in thousands):

	2003	2002
Deferred tax assets:		
Accrued expenses	**$ 8,505**	$ 6,244
Intangible assets, due to differences in amortization	**2,399**	2,492
Interest rate swaps	**89**	298
Accounts receivable allowances	**1,607**	706
Property and equipment, due to differences in depreciation	**1,334**	831
Net operating loss and credit carryforwards	**540**	356
Total gross deferred tax assets	**14,474**	10,927
Less: Valuation allowance	**(295)**	(295)
Net deferred tax assets	**14,179**	10,632
Deferred tax liabilities:		
Deductible goodwill, due to differences in amortization	**9,087**	7,502
Revenue recognition differences	**5,536**	6,616
Accrued expenses	**6,630**	5,741
Property and equipment, due to differences in depreciation	**1,302**	811
Total deferred tax liabilities	**22,555**	20,670
Deferred tax liabilities, net	**$ (8,376)**	$(10,038)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies that can be implemented by the Company in making this assessment. Based upon the level of historical taxable income, scheduled reversal of deferred tax liabilities, and projections of future taxable income over the periods in which the temporary differences become deductible based on available tax planning strategies, management presently believes that it is more likely than not that the Company will realize the portion of the benefits of these deductible differences related to federal income taxes. The Company has established a valuation allowance as of December 31, 2003 and 2002 of $295,000 and $295,000, respectively against certain state net operating loss carryforwards. At December 31, 2003, the Company had federal and state net operating loss carryforwards of approximately $69,000 and $6.8 million, respectively. Carryforwards have various expiration dates beginning in 2004.

(11) Employee Benefit Plans

Employees of the Company may participate in 401(k) retirement savings plans, whereby employees may elect to make contributions pursuant to a salary reduction agreement upon meeting eligibility requirements. Participants may contribute up to 22 percent of salary in any calendar year to these plans, provided that amounts in total do not exceed certain statutory limits. The Company matches up to 50 percent of the first 6 percent of a participant's contributions, subject to certain limitations, and participants immediately vest in the Company's contributions. The Company made contributions to these plans of approximately $8.3 million, $7.1 million, and $5.6 million for the years ended December 31, 2003, 2002, and 2001 respectively. Employees vest immediately in the Company's contributions.

ISI had a 401(k) and a profit-sharing plan ("ISI Plan") in effect covering all employees at least 18 years of age. The ISI Plan provided for both employee and employer contributions. Employees vested immediately in their own contributions. The Company's contributions are discretionary as determined by management. Employees become 100 percent vested in these contributions after five years of service. The Company did not contribute to the ISI plan in 2003. Profit-sharing expense for the year ended December 31, 2003 was $1.8 million. As of January 1, 2004, the ISI Plan terminated and the ISI Plan assets were transferred to the Company's 401(k) Plan.

(12) Stock Option and Other Compensation Plans

(a) Stock Option Plan

In January 1997, the Company's Board of Directors approved the adoption of the Anteon Virginia Corporation Omnibus Stock Plan (the "Stock Option Plan"). At the discretion of the Board of Directors, the stock option plan permits the granting of stock options, stock appreciation rights, restricted or unrestricted stock awards, and/or phantom stock to employees or directors of the Company. As of December 31, 2003, an aggregate of 383,540 shares of the Company's common stock were reserved for issuance under the stock option plan.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2003 and 2002

The exercise price of stock options granted is the market value of the common stock at the grant date. Prior to the Company's IPO, the exercise price of stock options granted was determined by the Company's Board of Directors but was not to be less than the fair value of the underlying shares of common stock at the grant date.

For stock options granted to employees, 20% of the shares subject to the options vest on the first anniversary of the grant date and an additional 20% vest on each succeeding anniversary of the grant date. For options granted from the date of the adoption of the Company's stock option plan until September 21, 2000, employees have a period of three years from the vesting date to exercise the option to purchase shares of the Company's common stock. In 1997, the Company's Board of Directors approved that 20 percent of the options issued on the August 1, 1997 grant date vested immediately. On September 21, 2000, the Company's Board of Directors approved that, with respect to stock options granted from that date forward, each grantee has a period of 8 years from the date of grant in which to exercise options which vest. On March 11, 2002, the Company's Board of Directors approved that, with respect to stock options granted from that date forward, each grantee has a period of 10 years from the date of grant in which to exercise options which vest.

The following tables summarize information regarding options under the Company's stock option plan:

	Number of Shares	Option Price Per Share	Weighted Average Exercise Price	Outstanding and Exercisable
Outstanding at December 31, 2000	4,286,000	$ 0.84– 6.49	$ 4.27	1,489,516
Granted	64,000	8.10	8.10	
Exercised	(82,680)	0.84– 6.41	1.84	
Cancelled or expired	(250,480)	0.84– 8.10	5.64	
Outstanding at December 31, 2001	4,016,840	$ 0.84– 8.10	$ 4.21	2,178,960
Granted	1,417,000	18.00–27.25	19.04	
Exercised	(1,135,632)	0.84– 8.10	3.49	
Cancelled or expired	(175,000)	2.30–18.00	6.24	
Outstanding at December 31, 2002	4,123,208	$ 0.84–27.25	$ 8.98	1,647,368
Granted	641,500	23.30–33.75	28.53	
Exercised	(935,947)	0.84–27.25	5.23	
Cancelled or expired	(221,600)	4.66–27.25	14.39	
Outstanding as of December 31, 2003	**3,607,161**	**$ 0.84–33.75**	**$13.59**	**1,520,301**

Option and weighted average price information by price group is as follows:

	Shares Outstanding			Exercisable Shares	
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Shares	Weighted Average Exercise Price
December 31, 2003:					
$ 0.84	411,618	$ 0.84	0.8	411,618	$ 0.84
$ 2.30 to $ 3.36	14,400	$ 2.53	1.8	14,400	$ 2.53
$ 4.02 to $ 4.66	336,000	$ 4.61	2.7	336,000	$ 4.61
$ 4.86 to $ 5.25	457,266	$ 5.20	3.6	281,706	$ 5.20
$ 6.25 to $ 6.49	531,600	$ 6.30	3.5	257,200	$ 6.30
$ 8.10	19,800	$ 8.10	5.3	1,200	$ 8.10
$18.00 to $27.25	1,194,977	$19.18	5.8	218,177	$19.18
$23.30 to $33.75	641,500	$28.54	7.5	—	—
	3,607,161			1,520,301	

(b) Directors' Deferred Compensation Plan

Under a plan established during 2000, certain of the Company's directors are compensated on a deferred basis. In lieu of their annual director fees, each director under the plan has the choice of receiving deferred compensation, payable in either: (1) cash upon the completion of their service as a director, equal to the annual fees due them plus interest accruing at an annual rate equal to the Company's one-year borrowing cost in effect at the beginning of each quarter and the end of each quarter, (2) a stock appreciation right based on the number of shares that could be acquired in consideration of the annual fees, or (3) a combination of each of the above. The Company recognized approximately $144,000 during the year ended December 31, 2001 as compensation expense. The plan was terminated by the board effective as of December 31, 2001.

(c) Pro Forma Disclosures

The Company applies APB No. 25 and related interpretations in accounting for the Company stock option plan. Adoption of the fair market value provisions prescribed in SFAS No. 123 is optional with respect to stock-based compensation to employees; however, pro forma disclosures are required as if the Company adopted the fair value recognition requirements under SFAS No. 123.

Had compensation cost for the grants under the Company stock option plan been determined consistent with the fair market value provisions prescribed in SFAS No. 123, the Company's pro forma net income (loss) for the years ended December 31, 2003, 2002 and 2001 would approximate $32.4 million, $23.0 million, and $(1.3 million), respectively, using an expected option life of 5, 5, and 7 years, respectively, dividend yield rate of 0% and volatility rates of 43.3%, 47.8%, and 70%, respectively, and risk-free interest rates of 3.28%, 2.78%, and 4.84% for 2003, 2002 and 2001, respectively (see note 2(l)). The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

(13) Comprehensive Income (Loss)

Comprehensive income (loss) includes the accumulated foreign currency translation adjustment and changes in the fair values of interest rate swaps. The Company presents comprehensive income (loss) as a component of the accompanying Consolidated Statements of Stockholders' Equity (Deficit). The amount of accumulated foreign currency translation adjustment was approximately $69,000, $(44,000) and $(43,000), as of December 31, 2003, 2002 and 2001, respectively. The amount of accumulated other comprehensive income related to interest rate swaps was $230,000 ($141,000 net of tax) and $763,000 ($465,000 net of tax) as of December 31, 2003 and December 31, 2002, respectively.

(14) Earnings (Loss) Per Common Share

The computations of basic and diluted income (loss) per common share are as follows:

	For the Year Ended December 31, 2003		
(in thousands, except share and per share data)	**Income (Numerator)**	**Weighted Average Shares (Denominator)**	**Per Share Amount**
Basic earnings per share	**$36,190**	**34,851,281**	**$ 1.04**
Stock options		**2,074,207**	
Diluted earnings per share	**$36,190**	**36,925,488**	**$ 0.98**

	For the Year Ended December 31, 2002		
(in thousands, except share and per share data)	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
Basic earnings per share	$26,444	32,163,150	$ 0.82
Stock options		1,858,447	
Diluted earnings per share	$26,444	34,021,597	$ 0.78

	For the Year Ended December 31, 2001		
(in thousands, except share and per share data)	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
Basic losses per share	$ (82)	23,786,565	$(0.01)
Stock options		—	
Diluted losses per share	$ (82)	23,786,565	$(0.01)

(15) Commitments and Contingencies

(a) Leases

The Company is obligated under capital leases covering certain property and equipment that expire at various dates during the next five years. At December 31, 2003 and 2002, the gross amount of property and equipment and related accumulated amortization recorded under capital leases were as follows:

	2003	2002
Property and equipment	**$1,037**	$—
Less: Accumulated amortization	**(265)**	—
	$ 772	$—

Amortization of assets held under capital leases is included in depreciation expense in the accompanying Consolidated Statements of Operations.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2003 and 2002

The Company also leases facilities and certain equipment under operating lease agreements expiring at various dates through 2010. These leases generally contain renewal options for periods ranging from 3 to 5 years, and require the Company to pay all executory costs such as maintenance, taxes, and insurance. As of December 31, 2003, the aggregate minimum annual rental commitments under noncancelable operating leases are as follows (in thousands):

Year Ending December 31,	Capital Leases	Operating Leases
2004	$421	$ 29,991
2005	212	23,785
2006	132	20,800
2007	121	17,173
2008	91	14,520
Thereafter	—	45,304
Total minimum lease payments	$977	$151,573
Less: Estimated executory costs (at 7.25%)	(71)	
Net minimum lease payments	906	
Less: Amount representing interest (at rates ranging from 5.88% to 10.50%)	100	
Present value of net minimum capital lease payments	806	
Less: Current installments of obligations under capital leases	341	
Obligations under capital leases, excluding current installments	$465	

Rent expense under all operating leases for the years ended December 31, 2003, 2002 and 2001 was approximately $25.4 million, $24.2 million, and $23.1 million, respectively.

(b) Management Fees

Effective June 1, 1999, the Company entered into an arrangement with Caxton-Iseman Capital, Inc., an affiliate and advisor to the Company, whereby the Company was required to pay $1.0 million to Caxton-Iseman Capital, Inc. as a management fee.

Effective December 31, 2001, the Company entered into a new agreement with Caxton-Iseman Capital, Inc. that terminated the management fee agreement. Under the terms of this new agreement, the Company was obligated to pay Caxton-Iseman Capital, Inc. a one-time, $3.6 million fee, which was recognized as general and administrative expense in 2001 and is reflected as due to related party in the accompanying Consolidated Balance Sheet as of December 31, 2001. As a result, Caxton-Iseman no longer provides management advisory services to the Company. Any further services requested by the Company that are provided by Caxton-Iseman, if any, will be paid for by the Company at rates negotiated at that time. During the year ended December 31, 2001, the Company incurred $1.0 million of management fees with Caxton-Iseman Capital, Inc.

(c) Legal Proceedings

The Company is involved in various legal proceedings in the ordinary course of business. Management of the Company and its legal counsel cannot currently predict the ultimate outcome of these matters, but do not believe that they will have a material impact on the Company's financial position or results of operations.

(16) Secondary Offering Expenses

On September 22, 2003, certain of the Company's stockholders sold 6,600,000 shares of the Company's common stock in an underwritten offering pursuant to a registration statement on Form S-3 filed with the SEC. In the fourth quarter of 2003, the underwriters of this offering partially exercised their over-allotment option with respect to additional shares held by the selling stockholders. As a result, on October 16, 2003, certain of the selling stockholders sold an additional 297,229 shares of the Company's common stock in a second closing pursuant to the same underwritten offering. In connection with this offering, the Company incurred approximately $852,000 of expenses for the year ended December 31, 2003. These expenses were reimbursed by certain of the selling stockholders and the reimbursement was recorded by the Company as a contribution to paid-in capital.

(17) Domestic Subsidiaries Summarized Financial Information

Under the terms of the Company's Credit Facility, the Company's wholly owned domestic subsidiaries (the "Guarantor Subsidiaries") are guarantors of the Company's Credit Facility. Such guarantees are full, unconditional, joint and several. Separate unaudited condensed financial statements of the Guarantor Subsidiaries are not presented because the Company's management has determined that they would not be material to investors. Non-guarantor subsidiaries include the Company's foreign subsidiaries. The following supplemental financial information sets forth, on a combined basis, condensed balance sheets, statements of operations and statements of cash flows information for the Guarantor Subsidiaries, the Company's non-guarantor subsidiaries and for the Company.

Condensed Consolidated Balance Sheets	As of December 31, 2003				
	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
			(in thousands)		
Cash and cash equivalents	$ (9)	$ 437	$1,660	$ —	$ 2,088
Accounts receivable, net	—	222,511	426	—	222,937
Prepaid expenses and other current assets	303	29,484	115	(10,336)	19,566
Property and equipment, net	2,024	10,646	89	—	12,759
Due from parent	(188,718)	188,911	(193)	—	—
Investment in and advances to subsidiaries	30,780	(21,730)	—	(9,050)	—
Goodwill, net	168,532	43,673	—	—	212,205
Intangible and other assets, net	73,230	4,495	—	(68,000)	9,725
Total assets	$ 86,142	$ 478,427	$2,097	$(87,386)	$ 479,280
Indebtedness	$ 4,376	$ 222,400	$ —	$(68,000)	$ 158,776
Accounts payable	405	36,212	176	—	36,793
Due to related party	48	—	—	—	48
Accrued expenses and other current liabilities	3,267	82,917	496	—	86,680
Deferred revenue	10,336	11,372	411	(10,336)	11,783
Other long-term liabilities	—	10,498	—	—	10,498
Total liabilities	18,432	363,399	1,083	(78,336)	304,578
Minority interest in subsidiaries	—	—	210	—	210
Total stockholders' equity (deficit)	67,710	115,028	804	(9,050)	174,492
Total liabilities and stockholders' equity (deficit)	$ 86,142	$ 478,427	$2,097	$(87,386)	$ 479,280

Condensed Consolidated Statements of Operations	For the Year Ended December 31, 2003				
	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
			(in thousands)		
Revenues	$ 2	$1,033,596	$9,521	$ (645)	$1,042,474
Costs of revenues	—	889,424	8,485	(645)	897,264
Gross profit	2	144,172	1,036	—	145,210
Total operating expenses	3,418	87,412	744	(30,477)	61,097
Operating income	(3,416)	56,760	292	30,477	84,113
Other income	9,595	20,882	—	(30,477)	—
Secondary offering expenses	852	—	—	—	852
Interest and other expense (income), net	14,461	9,805	(22)	—	24,244
Minority interests in (earnings) losses of subsidiaries	—	—	(54)	—	(54)
Income (loss) before provision for income taxes	(9,134)	67,837	260	—	58,963
Provision (benefit) for income taxes	(3,589)	26,241	121	—	22,773
Net income (loss)	$ (5,545)	$ 41,596	$ 139	$ —	$ 36,190

Notes to Consolidated Financial Statements *(continued)*

December 31, 2003 and 2002

	For the Year Ended December 31, 2003			
Condensed Consolidated Statements of Cash Flows	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated Anteon International Corporation
	(in thousands)			
Cash flows from operating activities:				
Net income (loss)	$ (5,545)	$ 41,596	$ 139	$ 36,190
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization of property and equipment	782	3,589	69	4,440
Amortization of noncompete agreements	—	101	—	101
Other intangibles amortization	2,227	122	—	2,349
Amortization of deferred financing costs	3,896	118	—	4,014
Loss on disposals of property and equipment	—	170	20	190
Deferred income taxes	—	(1,742)	—	(1,742)
Minority interest in earnings (losses) of subsidiaries	—	—	54	54
Changes in assets and liabilities, net of acquired assets and liabilities	179,518	(188,480)	809	(8,153)
Net cash provided by (used in) operating activities	180,878	(144,526)	1,091	37,443
Cash flows from investing activities:				
Purchases of property and equipment and other assets	(442)	(2,552)	(55)	(3,049)
Acquisition of ISI, net of cash acquired	(92,164)	(218)	—	(92,382)
Net cash used in investing activities	(92,606)	(2,770)	(55)	(95,431)
Cash flows from financing activities:				
Principal payments on bank and other notes payable	—	(43)	—	(43)
Deferred financing costs	308	(3,036)	—	(2,728)
Principal payments on Term Loan A	(21,202)	—	—	(21,202)
Proceeds from Term Loan B	—	150,000	—	150,000
Proceeds from certain selling stockholders related to our secondary offering	852	—	—	852
Proceeds from Revolving Credit Facility	—	1,009,500	—	1,009,500
Principal payments on Revolving Credit Facility	—	(1,012,100)	—	(1,012,100)
Redemption of senior subordinated notes payable	(73,124)	—	—	(73,124)
Proceeds from issuance of common stock, net of expenses	4,902	—	—	4,902
Principal payments under capital lease obligations	—	(247)	—	(247)
Net cash provided by (used in) financing activities	(88,264)	144,074	—	55,810
Net increase (decrease) in cash and cash equivalents	8	(3,222)	1,036	(2,178)
Cash and cash equivalents, beginning of year	(17)	3,659	624	4,266
Cash and cash equivalents, end of year	$ (9)	$ 437	$1,660	$ 2,088

Condensed Consolidated Balance Sheets	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
	As of December 31, 2002				
			(in thousands)		
Cash flows from operating activities:					
Cash and cash equivalents	$ (17)	$ 3,659	$ 624	$ —	$ 4,266
Accounts receivable, net	—	188,466	593	—	189,059
Prepaid expenses and other current assets	1,288	13,365	418	—	15,071
Property and equipment, net	2,364	7,505	123	—	9,992
Due from parent	(22,607)	22,746	(139)	—	—
Investment in and advances to subsidiaries	23,898	(2,630)	—	(21,268)	—
Goodwill, net	94,946	43,673	—	—	138,619
Intangible and other assets, net	65,863	1,621	201	(60,000)	7,685
Total assets	$165,735	$278,405	$1,820	$(81,268)	$364,692
Indebtedness	$ 98,701	$ 67,000	$ —	$(60,000)	$105,701
Accounts payable	526	46,804	300	—	47,630
Accrued expenses and other liabilities	2,582	65,401	394	—	68,377
Deferred revenue	—	5,512	189	—	5,701
Other long-term liabilities	—	8,069	229	—	8,298
Total liabilities	101,809	192,786	1,112	(60,000)	235,707
Minority interest in subsidiaries	—	—	156	—	156
Total stockholders' equity (deficit)	63,926	85,619	552	(21,268)	128,829
Total liabilities and stockholders' equity (deficit)	$165,735	$278,405	$1,820	$(81,268)	$364,692

Condensed Consolidated Statements of Operations	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
	For the Year Ended December 31, 2002 (reclassified—see note 2(r))				
			(in thousands)		
Revenues	$ —	$826,640	$5,252	$ (6,066)	$825,826
Costs of revenues	2	712,725	4,667	(6,066)	711,328
Gross profit	(2)	113,915	585	—	114,498
Total operating expenses	1,699	63,136	368	(15,099)	50,104
Operating income	(1,701)	50,779	217	15,099	64,394
Other income	7,181	8,335	—	(15,099)	417
Interest expense (income), net	13,791	7,850	(15)	—	21,626
Minority interest in (earnings) losses of subsidiaries	—	—	(18)	—	(18)
Income (loss) before provision for income taxes	(8,311)	51,264	214	—	43,167
Provision (benefit) for income taxes	(3,232)	19,835	120	—	16,723
Net income (loss)	$ (5,079)	$ 31,429	$ 94	$ —	$ 26,444

Notes to Consolidated Financial Statements *(continued)*

December 31, 2003 and 2002

Condensed Consolidated Statements of Cash Flows	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated Anteon International Corporation
	For the Year Ended December 31, 2002			
	(in thousands)			
Cash flows from operating activities:				
Net income (loss)	$ (5,079)	$ 31,429	$ 94	$ 26,444
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Loss on disposals of property and equipment	—	24	1	25
Interest rate swap termination	(1,903)	—	—	(1,903)
Depreciation and amortization of property and equipment	632	3,613	49	4,294
Other intangibles amortization	1,687	220	—	1,907
Amortization of deferred financing costs	2,442	—	—	2,442
Deferred income taxes	2,537	1,553	—	4,090
Minority interest in earnings (losses) of subsidiaries	—	—	18	18
Changes in assets and liabilities, net of acquired assets and liabilities	(2,256)	(37,041)	258	(39,039)
Net cash provided by (used in) operating activities	(1,940)	(202)	420	(1,722)
Cash flows from investing activities:				
Purchases of property and equipment and other assets	(1,169)	(2,009)	(47)	(3,225)
Proceeds from sale of building	—	1,802	—	1,802
Net cash used in investing activities	(1,169)	(207)	(47)	(1,423)
Cash flows from financing activities:				
Principal payments on bank and other notes payable	—	(47)	—	(47)
Deferred financing costs	(642)	(650)	—	(1,292)
Payment on subordinated notes payable	—	(567)	—	(567)
Principal payments on Term Loan A	(25,853)	—	—	(25,853)
Proceeds from Revolving Credit Facility	—	862,600	—	862,600
Principal payments on Revolving Credit Facility	(18,700)	(855,600)	—	(874,300)
Redemption of senior subordinated notes payable	(25,000)	—	—	(25,000)
Proceeds from issuance of common stock, net of expenses	81,808	—	—	81,808
Principal payments on subordinated notes payable to stockholders	(7,499)	—	—	(7,499)
Payment of subordinated notes payable—related party	(4,369)	—	—	(4,369)
Net cash provided by (used in) financing activities	(255)	5,736	—	5,481
Net increase (decrease) in cash and cash equivalents	(3,364)	5,327	373	2,336
Cash and cash equivalents, beginning of year	3,347	(1,668)	251	1,930
Cash and cash equivalents, end of year	$ (17)	$ 3,659	$624	$ 4,266

Condensed Consolidated Statements of Operations	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
	For the Year Ended December 31, 2001 (reclassified—see note 2(r))				
			(in thousands)		
Revenues	$ —	$716,616	$8,662	$(10,255)	$715,023
Costs of revenues	—	629,729	7,868	(10,255)	627,342
Gross profit	—	86,887	794	—	87,681
Total operating expenses	4,123	56,262	431	—	60,816
Operating income	(4,123)	30,625	363	—	26,865
Other income	—	4,046	—	—	4,046
Interest expense (income), net	16,863	9,507	(17)	—	26,353
Minority interest in (earnings) losses of subsidiaries	(14)	32	(56)	—	(38)
Income (loss) before provision for income taxes	(21,000)	25,196	324	—	4,520
Provision (benefit) for income taxes	(8,070)	12,555	117	—	4,602
Net income (loss)	$(12,930)	$ 12,641	$ 207	$ —	$ (82)

Notes to Consolidated Financial Statements *(continued)*

December 31, 2003 and 2002

Condensed Consolidated Statements of Cash Flows	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
	For the Year Ended December 31, 2001				
			(in thousands)		
Cash flows from operating activities:					
Net income (loss)	$ (12,930)	$ 12,641	$ 207	$ —	$ (82)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Gain on sales and closures of business	—	(4,046)	—	—	(4,046)
Depreciation and amortization of property and equipment	885	6,182	43	—	7,110
Goodwill amortization	5,334	1,370	—	—	6,704
Other intangibles amortization	2,223	98	—	—	2,321
Amortization of noncompete agreements	—	349	—	—	349
Amortization of deferred financing costs	697	—	—	—	697
Loss on disposals of property and equipment	—	791	—	—	791
Deferred income taxes	(476)	3,988	—	—	3,512
Minority interest in earnings (losses) of subsidiaries	14	(32)	56	—	38
Changes in assets and liabilities, net of acquired assets and liabilities	43,401	(20,973)	(278)	(1,665)	20,485
Net cash provided by (used in) operating activities	39,148	368	28	(1,665)	37,879
Cash flows from investing activities:					
Purchases of property and equipment and other assets	(314)	(1,774)	(93)	—	(2,181)
Acquisition of Sherikon Inc., net of cash acquired	(21)	—	—	—	(21)
Acquisition of SIGCOM, net of cash acquired	—	(10,975)	—	—	(10,975)
Proceeds from sales of businesses	—	11,464	—	—	11,464
Other, net	—	6	—	—	6
Intercompany transfers	(338)	121	217	—	—
Net cash provided by (used in) investing activities	(673)	(1,158)	124	—	(1,707)
Cash flows from financing activities:					
Principal payments on bank and other notes payable	—	(185)	—	—	(185)
Payments on business purchase consideration payable and subordinated notes payable	(5,000)	(1,185)	—	—	(6,185)
Payments on note payable to Ogden	(3,212)	—	—	—	(3,212)
Principal payments on Term Loan A	(12,946)	—	—	—	(12,946)
Proceeds from Revolving Credit Facility	771,200	—	—	—	771,200
Principal payments on Revolving Credit Facility	(784,500)	—	—	—	(784,500)
Distribution to parent for debt service	(1,665)	—	—	1,665	—
Proceeds from minority interest, net	152	—	—	—	152
Net cash provided by (used in) financing activities	(35,971)	(1,370)	—	1,665	(35,676)
Net increase (decrease) in cash and cash equivalents	2,504	(2,160)	152	—	496
Cash and cash equivalents, beginning of year	844	491	99	—	1,434
Cash and cash equivalents, end of year	$ 3,348	$ (1,669)	$ 251	$ —	$ 1,930

(18) Quarterly Results of Operations (Unaudited)

The following summarizes the unaudited quarterly results of operations for the years ended December 31, 2003 and 2002 (in thousands, except per share data):

Quarter Ended:	March 31	June 30	September 30	December 31	Total
2003					
Revenues	**$228,591**	**$254,093**	**$279,080**	**$280,710**	**$1,042,474**
Operating income	**17,966**	**20,254**	**22,699**	**23,194**	**84,113**
Net income	**9,075**	**10,309**	**10,943**	**5,863**	**36,190**
Basic earnings per common share	**$ 0.26**	**$ 0.30**	**$ 0.31**	**$ 0.17**	**$ 1.04**
Diluted earnings per common share	**$ 0.25**	**$ 0.28**	**$ 0.30**	**$ 0.16**	**$ 0.98**
2002					
Revenues	$192,629	$201,938	$214,314	$216,945	$ 825,826
Operating income	14,517	16,021	16,549	17,307	64,394
Net income	4,134	5,509	8,166	8,635	26,444
Basic earnings per common share	$ 0.16	$ 0.16	$ 0.24	$ 0.25	$ 0.82
Diluted earnings per common share	$ 0.14	$ 0.15	$ 0.22	$ 0.24	$ 0.78

During the second quarter of 2003, the Company acquired Information Spectrum, Inc. (note 4(b)).

(19) Segment Reporting

Based on the Company's organization through July 20, 2001, the Company reported two business segments: the Company's government contracting business and the Company's commercial, custom training and performance solutions group (collectively, "IMC," which was sold by the Company during the third quarter of fiscal 2001). Although the Company is organized by strategic business unit, the Company considers each of its government contracting units to have similar economic characteristics, provide similar types of services, and have a similar customer base. Accordingly, the Company's government contracting segment aggregates the operations of the Company with Vector Data Systems, Inc., Techmatics, Inc., Analysis & Technology, Inc., Sherikon, Inc., SIGCOM, and ISI. These prior acquisitions were consolidated and merged into Anteon Corporation, a wholly owned subsidiary of the Company. The amounts shown below reflect both IMC Commercial, the unit sold on July 20, 2001 (see note 3(c)), and IMC Government. Immediately prior to the sale of IMC Commercial, the Company integrated the IMC Government unit into the government contracting business.

The Company's chief operating decision maker utilized both revenue and earnings before interest and taxes in assessing performance and making overall operating decisions and resource allocations. Certain indirect costs such as corporate overhead and general and administrative expenses were allocated to the segments. Allocation of overhead costs to segments was based on measures such as revenue and employee headcount. General and administrative costs was allocated to segments based on the government-required three-factor formula, which used measures of revenue, labor and net book value of fixed assets. Interest expense, investment income, gains on sales and closures of businesses and income taxes was not allocated to the Company's segments.

The following tables present information about the Company's segments as of and for the year ended December 31, 2001 (in thousands).

	As of and for the Year Ended December 31, 2001			
	Government Contracting	Interactive Media	Eliminations	Consolidated
Total assets	$306,651	$ —	$—	$306,651
Sales to unaffiliated customers	$696,420	$18,603	$—	$715,023
Intersegment sales	36	15	(51)	—
	$696,456	$18,618	$(51)	$715,023
Operating income, net	$ 25,839	$ 1,026	$—	$ 26,865
Gains on sales and closures of businesses				4,046
Interest expense, net				26,353
Minority interest in earnings of subsidiaries				(38)
Income before provision for income taxes				4,520
Provision for income taxes				4,602
Net loss				$ (82)

Independent Auditors' Report

The Board of Directors
Anteon International Corporation and subsidiaries:

We have audited the accompanying consolidated balance sheets of Anteon International Corporation (a Delaware Corporation) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Anteon International Corporation and subsidiaries, as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2(f) to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statements of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.*

As discussed in note 2(r) to the consolidated financial statements, effective January 1, 2003, the Company adopted SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment to FASB Statement 13 and Technical Corrections.*

KPMG LLP

McLean, Virginia
February 17, 2004

Corporate Information

Board of Directors

Frederick J. Iseman
Chairman of the Board; Chairman and Managing Partner, Caxton-Iseman Capital, Inc.

Joseph M. Kampf
President and Chief Executive Officer

Gilbert F. Decker
Consultant; former Assistant Secretary of the U.S. Army for Research, Development and Acquisition

Robert A. Ferris
Managing Director, Caxton-Iseman Capital, Inc.

Dr. Paul G. Kaminski
Chairman and CEO of Technovation, Inc.; former Under Secretary of Defense for Acquisition and Technology

Steven M. Lefkowitz
Managing Director, Caxton-Iseman Capital, Inc.

Dr. William J. Perry
The Michael and Barbara Berberian Professor, Stanford University; 19th Secretary of Defense for the United States

General Henry Hugh Shelton, USA (ret.)
President, International Operations, and Vice Chairman, Board of Advisors, MIC Industries, Inc.; 14th Chairman of the Joint Chiefs of Staff

Thomas J. Tisch
Managing Partner, Four Partners

Executive Officers

Joseph M. Kampf
President and Chief Executive Officer

S. Daniel Johnson
Executive Vice President and Chief Operating Officer

Charles S. Ream
Executive Vice President and Chief Financial Officer

Mark D. Heilman
Executive Vice President, Corporate Development

Seymour L. Moskowitz
Executive Vice President, Technology

Howard W. Dawson, Jr.
Senior Vice President, Administration

Robert K. Guest
Senior Vice President, Business Development & Strategic Planning

Roger A. Gurner
Senior Vice President, Corporate Alliances

Dennis J. Kelly, Jr.
Senior Vice President, Investor and Government Relations

Vincent J. Kiernan
Senior Vice President, Finance

Curtis L. Schehr
Senior Vice President, General Counsel and Secretary

Deborah H. Alderson
Group President, Systems Engineering Group

Mark A. Green
Group President, Technology Solutions Group

John M. McDuffie
Group President, Information Systems Group

Legal Counsel

Paul Weiss Rifkind Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

Transfer Agent

American Stock Trust and Transfer
59 Maiden Lane
New York, NY 10038

For the Annual Meeting:
ADP
51 Mercedes Way
Edgewood, NJ 11717

Independent Auditors

KPMG LLP
1660 International Drive
McLean, VA 22102

Corporate Information/Form 10-K

Corporate information and copies of Anteon's annual report and most recent 10-K are available upon request from:

Investor Relations
Anteon International Corporation
3211 Jermantown Road, Suite 700
Fairfax, VA 22030
(703) 246-0200
www.anteon.com

Stock Exchange Listing

Anteon's common stock trades on the New York Stock Exchange under the symbol ANT.

Notice of Annual Meeting

Anteon's Annual Meeting of Stockholders will be held on May 27, 2004 at the Hilton McLean Tyson's Corner, McLean, VA.



left to right: Robert Guest, Mark Green, Howard Dawson, Curtis Schehr, Vincent Kiernan, Deborah Alderson, John M. McDuffie, Dennis Kelly (Not pictured: Roger Gurner)

Designed by Curran & Connors, Inc. / www.curran-connors.com / cover by Thien Ho

Anteon
International

Anteon International Corporation
3211 Jermantown Road, Suite 700
Fairfax, VA 22030
(703) 246-0200
(800) 242-0230
www.anteon.com

ANT
LISTED
NYSE